7/10

07025273

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ironbark Gold Limited

*CURRENT ADDRESS Level 2, 16 Altona St.
West Perth, WA 6005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

FILE NO. 82- 35096

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 7/16/07

IRONBARK GOLD Limited

ABN 93 118 751 027

PROSPECTUS

For the offer of 15,000,000 Shares
at an issue price of $0.20 each
to raise $3,000,000

12-31-06
AR/S



IRONBARK GOLD

IMPORTANT INFORMATION

This is an important document that should be read in its entirety.
If you do not understand it you should consult your professional advisers. The Shares offered by this Prospectus should be considered speculative.

IMPORTANT NOTICE

This Prospectus is dated 30 June 2006 and was lodged with the ASIC on that date. The ASIC and its officers take no responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

The expiry date of this Prospectus is at 5.00pm WST on that date which is 13 months after the date this Prospectus was lodged with the ASIC (Expiry Date). No securities may be issued on the basis of this Prospectus after the Expiry Date.

Application will be made to ASX within seven (7) days after the date of this Prospectus for Official Quotation of the Shares the subject of this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any of these restrictions. Failure to comply with these restrictions may violate securities laws. Applicants who are resident in countries other than Australia should consult their professional advisers as to whether any governmental or other consents are required or whether any other formalities need to be considered and followed.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

It is important that investors read this Prospectus in its entirety and seek professional advice where necessary. The Shares the subject of this Prospectus should be considered speculative.

WEB SITE - ELECTRONIC PROSPECTUS

A copy of this Prospectus can be downloaded from the website of the Company at www.ironbarkgold.com.au Any person accessing the electronic version of this Prospectus for the purpose of making an investment in the Company must be an Australian resident and must only access the Prospectus from within Australia.

The Corporations Act prohibits any person passing onto another person an application form unless it is attached to a hard copy of this Prospectus or it accompanies the complete and unaltered version of this Prospectus. Any person may obtain a hard copy of this Prospectus free of charge by contacting the Company.

EXPOSURE PERIOD

This Prospectus will be circulated during the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. Potential investors should be aware that this examination may result in the identification of deficiencies in the Prospectus and, in those circumstances, any application that has been received may need to be dealt with in accordance with Section 724 of the Corporations Act.

Applications for securities under this Prospectus will not be processed by the Company until after the expiry of the Exposure Period. No preference will be conferred on persons who lodge applications prior to the expiry of the Exposure Period.



CONTENTS

DIRECTORS
Peter Duncombe Bennetto
Chairman

Jonathan Charles Downes
Managing Director

Adrian Paul Byass
Director

Greg Clyde Campbell
Director

COMPANY SECRETARY
Adrian Paul Byass

REGISTERED OFFICE
Level 2, 16 Altona Street
WEST PERTH WA, 6005

Telephone: (08) 9481 5600
Facsimile: (08) 9482 0505
(08) 6210 1872

WEBSITE
www.ironbarkgold.com.au

SHARE REGISTRY*
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153

Telephone: (08) 9315 2333
Facsimile: (08) 9315 2233

SOLICITORS TO THE COMPANY
Steinepreis Paganin
Lawyers and Consultants
Level 4, Next Building, 16 Milligan Street
PERTH WA 6000

AUDITORS AND INVESTIGATING ACCOUNTANT
Mack & Co.
Level 2, 35 Havelock Street
WEST PERTH WA 6005

INDEPENDENT GEOLOGIST
Ravensgate Pty Ltd
49 Ord Street
WEST PERTH WA 6005

* This entity is included for information purposes only. It has not been involved in the preparation of this Prospectus.



Dear Investor,

It is my pleasure to offer you the opportunity to become a Shareholder of Ironbark Gold Limited (Ironbark), a focused independent Australian gold and base metal explorer and developer.

The Company has a beneficial 100% interest in three gold and base metal projects in New South Wales. We believe that New South Wales provides a safe and prospective environment to explore for and develop mineral projects. Many of Australia's larger recent gold discoveries have been made in New South Wales including Ridgeway, Hera and Dargues Reef. In addition, major mining operations are ramping up or undergoing feasibility studies such as Barrick Gold Corporation's Lake Cowal and Newcrest Mining Limited's Ridgeway Deeps and Cadia East, highlighting the great opportunities for mineral explorers and miners in New South Wales.

Ironbark has a clear and simple business plan: to develop a significant minerals exploration and production business. This strategy is well advanced through the beneficial 100% ownership of the high-grade Belara base metal project, where previous owners have indicated a potential deposit. Belara will be the Company's primary focus as the project is drilled out targeting a mineral inventory sufficient to justify a feasibility study of a mine development.

Also high on the Company's agenda are aggressive exploration programs for gold on the exciting but less advanced Pambula and Stuart Town gold projects. These are areas of significant historic gold production and we believe warrant serious modern exploration efforts.

The Board and management have a wealth of technical and corporate expertise with a proven history of project acquisition, evaluation, development, construction and project management. These skills will be utilised with a philosophy of "working at the coal face" to give Ironbark every chance of success.

Ironbark has also applied its simple and dynamic growth strategy through to its lean capital structure that is not only attractive from an investment point of view but will aid the Company as it may seek to grow through corporate activity. Minimising shareholder dilution will also be a high priority - Ironbark plans to grow by adding value to its existing share base and not to grow for growth's sake.

As Chairman of Ironbark, I look forward to participating in an exciting and focused mineral Company that has good bones, excellent prospects and big dreams.

Yours faithfully,

Peter Duncombe Bennetto
Chairman

3.1 IMPORTANT NOTICE

This section is not intended to provide full information for investors intending to apply for Shares offered pursuant to this Prospectus. This Prospectus should be read and considered in its entirety.

3.2 OBJECTIVES

The Company seeks to build shareholder wealth through aggressive but sensible exploration and development of its projects. The Company will also seek to actively expand the number of projects controlled by Ironbark.

The Company's Directors possess a very strong technical background as well as strong corporate skills and will seek to deliver success through:

- Defining a large, high-grade zinc/copper/silver/lead deposit at the advanced Belara Project
- Defining a gold deposit from the Pambula project
- Exploring Stuart Town for a large scale porphyry gold deposit

The Company plans to commence exploration and evaluation of its Belara, Stuart Town and Pambula base metals and gold projects immediately following its listing on the ASX.

On completion of the Offer, the Board believes the Company will have sufficient working capital to achieve these objectives.

3.3 INDICATIVE TIMETABLE

Lodgement of Prospectus with the ASIC	30 June 2006
Opening Date	10 July 2006
Closing Date	5.00pm WST on 4 August 2006
Despatch of Holding Statements	11 August 2006
Expected date for listing on ASX	16 August 2006

These dates may be subject to change. The Company reserves the right to extend the Closing Date or close the Offer early.



PURPOSE OF THE OFFER AND USE OF PROCEEDS

It is intended to apply funds raised from the Offer, together with Company's existing funds ($355,000), as follows:

	Year 1	Year 2	Total
Evaluation and exploration	1,242,000	538,000	1,780,000
Expenses of issue	266,000		266,000
Administration Costs	551,000	611,500	1,162,500
Unallocated working capital	-	146,500	146,500
Total	**$2,059,000**	**$1,296,000**	**$3,355,000**

Following completion of the Offer, the Company will have sufficient working capital to carry out its stated objectives.

3.4 CAPITAL STRUCTURE

The capital structure of the Company following completion of the Offer is summarised below[1]:

Shares	Number
Shares on issue at date of Prospectus	7,500,000
Shares now offered	15,000,000
Total Shares on issue at completion of the Offer	**22,500,000**

Options	
Options to be issued upon the Company being reasonably satisfied that it will satisfy the pre-quotation conditions imposed by ASX for admission of the Company to the Official List2	2,000,000
Total Options	**2,000,000**

Notes:

[1] Refer to Investigating Accountant's Report for further information.

[2] Refer to Section 11.2 of the Prospectus.

RESTRICTED SECURITIES

Subject to the Company being admitted to the Official List, certain of the Shares and options, and certain of the Shares issued on the exercise of the options, are likely to be classified by ASX as restricted securities and will be required to be held in escrow.

4.1 THE OFFER

By this Prospectus, the Company offers for subscription up to 15,000,000 Shares at 20 cents each to raise $3,000,000.

The Shares offered under this Prospectus will rank equally with the existing Shares on issue.

4.2 APPLICATIONS

Applications for Shares under the Offer must be made using the Application Form.

Payment for the Shares must be made in full at the issue price of 20 cents per Share. Applications for Shares must be for a minimum of 10,000 Shares and thereafter in multiples of 1,000 Shares. Completed application forms and accompanying cheques must be mailed or delivered to:

> PO Box 535, Applecross WA 6953,
>
> OR
>
> Security Transfer Registrars, 770 Canning Highway, Applecross WA 6153

Cheques should be made payable to "Ironbark Gold Limited – Share Offer Account" and crossed "Not Negotiable". Completed application forms must reach the above address by no later than the Closing Date.

The Company reserves the right to extend the Closing Date or close the Offer early.

4.3 OVERSUBSCRIPTIONS

The Company will not be seeking or accepting oversubscriptions.

4.4 ALLOTMENT

Subject to ASX granting approval for the Company to be admitted to the Official List, allotment of Shares offered by this Prospectus will take place as soon as practicable after the Closing Date. Prior to allotment, all application monies shall be held by the Company on trust. The Company, irrespective of whether the allotment of Shares takes place, will retain any interest earned on the application monies.

The Directors reserve the right to allot Shares in full for any application or to allot any lesser number or to decline any application. Where the number of Shares allotted is less than the number applied for, or where no allotment is made, the surplus application monies will be returned by cheque to the applicant within seven (7) days of the allotment date.

4.5 MINIMUM SUBSCRIPTION

The minimum subscription to be raised pursuant to this Prospectus is $3,000,000.

If the minimum subscription has not been raised within four (4) months after the date of this Prospectus, all applications will be dealt with in accordance with the Corporations Act.

4.6 ASX LISTING

The Company will apply to ASX within seven (7) days after the date of this Prospectus for admission to the Official List and for Official Quotation of the Shares offered under this Prospectus. If ASX does not grant permission for Official Quotation of the Shares within three (3) months after the date of this Prospectus, or such longer period as is permitted by the Corporations Act, none of the Shares offered by this Prospectus will be allotted or issued. In that circumstance, all applications will be dealt with in accordance with the Corporations Act.

4.7 APPLICANTS OUTSIDE AUSTRALIA

This Prospectus does not, and is not intended to, constitute an offer in any place or jurisdiction, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify these Shares or otherwise permit a public offering of the Shares the subject of this Prospectus in any jurisdiction outside Australia.

It is the responsibility of applicants outside Australia to obtain all necessary approvals for the allotment and issue of the Shares pursuant to this Prospectus. The return of a completed application form will be taken by the Company to constitute a representation and warranty by the applicant that all relevant approvals have been obtained.

4.8 UNDERWRITER

The Offer is not underwritten.

4.9 COMMISSIONS ON APPLICATION FORMS

The Company reserves the right to pay a commission of 4% (inclusive of goods and services tax) of amounts subscribed to any licensed securities dealers or Australian Financial Services licensee in respect of valid applications lodged and accepted by the Company and bearing the stamp of the licensed securities dealer or Australian Financial Services licensee. Payments will be subject to the receipt of a proper tax invoice from the licensed securities dealer or Australian Financial Services licensee.

4.10 CHESS

The Company will apply to participate in the Clearing House Electronic Subregister System **(CHESS)**. CHESS is operated by ASX Settlement and Transfer Corporation Pty Ltd **(ASTC)**, a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

Under CHESS, the Company will not issue certificates to investors. Instead, Share and Option holders will receive a statement of their holdings in the Company. If an investor is broker sponsored, ASTC will send a CHESS statement.

4.11 RISK FACTORS

Prospective investors in the Company should be aware that subscribing for securities the subject of this Prospectus involves a number of risks. These risks are set out in Section 10 of this Prospectus and investors are urged to consider those risks carefully (and if necessary, consult their professional adviser) before deciding whether to invest in the Company.

The risk factors set out in Section 10, and other general risks applicable to all investments in listed securities not specifically referred to, may in the future affect the value of the Shares. Accordingly, an investment in the Company should be considered speculative.

4.12 PRIVACY STATEMENT

If you complete an application for Shares, you will be providing personal information to the Company. The Company collects, holds and will use that information to assess your application, service your needs as a Shareholder and to facilitate distribution payments and corporate communications to you as a Shareholder.

The information may also be used from time to time and disclosed to persons inspecting the register, including bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that we hold about you. If you wish to do so, please contact the Share Registry at the relevant contact number set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (as amended), the Corporations Act and certain rules such as the ASTC Settlement Rules. You should note that if you do not provide the information required on the application for Shares, the Company may not be able to accept or process your application.



5.1 BACKGROUND

Ironbark has been formed to specialise in gold and base metal exploration and development. The Board and management of Ironbark have extensive technical and corporate experience in the minerals sector.

5.2 DETAILS ON THE MINERAL ASSETS

Ironbark's mineral assets comprise 100% beneficial interests in three gold and base metal exploration licenses:

- Belara Project (EL 6576);
- Stuart Town Project (EL 6575); and
- Pambula Project (EL 6506).

All the licences are located in New South Wales and cover historic gold mines with Belara also being the site of copper production.

The Belara project hosts significant base metal (massive sulphide) mineralisation as defined through diamond drilling by Cominco Exploration Pty Ltd and CRA Exploration Pty Ltd.

The Company is seeking to further explore the projects and specifically to expand and convert historically identified zinc/copper/lead/silver mineralisation at Belara into production and define and expand the gold mineralisation identified from earlier drilling at Pambula and Stuart Town.

Ironbark believes that large areas of New South Wales remain relatively under explored and present an exceptional exploration opportunity. Recent exploration activity in NSW, while minor compared to some other Australian States has resulted in significant exploration success.

A full appraisal of the projects can be found in the Independent Geologists Report enclosed herein. When considering the information in the Independent Geologist's Report, investors should bear in mind the risks set out in Section 10 of the Prospectus, particularly regarding exploration success and mineralisation estimates.







6.1 DIRECTORS

Peter Duncombe Bennetto
Non Executive Chairman

Peter has over 30 years experience in banking and investment. He has had deep involvement in capital, currency and commodity markets with Societe Generale and Banque Indosuez. Peter has held company director positions in exploration, mining and manufacturing companies listed on the ASX since 1990. Peter was a founding director of Anaconda Nickel Ltd, and is currently a director of Sustainable Harvest Group Ltd.

Jonathan Charles Downes
Executive Managing Director | B.Sc Geol, MAIG

Jonathan has over 12 years experience in the minerals industry and has worked in various geological and corporate capacities. Jonathan has experience in nickel, gold and base metals and has been intimately involved with numerous private and public capital raisings. Jonathan was a founding director of Hibernia Gold (now Moly Mines Limited) and Siberia Mining Corporation Limited (now owned by Monarch Resources Limited). Jonathan was an Executive director of Siberia Mining Corporation Limited and is currently a non-Executive director of Graynic Metals Limited.

Adrian Paul Byass
Executive Technical Director | B.Sc Hon (Geol), B.Econ, FSEG, MAIG

Adrian has over 12 years experience in the mining and minerals industry. This experience has principally been gained through mining, resource estimation, and mine development roles for several gold and nickel mining and exploration companies. Through his experience in resource estimation and professional association membership, Adrian is a Competent Person for reporting to the ASX for certain minerals. Adrian has also gained experience in corporate finance and financial modeling during his employment with publicly listed mining companies. Adrian was a founder of Siberia Mining Corporation Limited (now owned by Monarch Resources Limited) and Hibernia Gold (now Moly Mines Limited).

Gregory Clyde Campbell
Non Executive Director | BE (Chem) Hons

Greg has 17 years engineering experience accross Australia primarily in the iron industry. Greg has experience in process and chemical engineering, operating, marketing and financial analysis of projects in the metals industry. This experience has been gained in various capacities including eight years with BHP Limited in a range of engineering and technical roles, eight years in senior engineer consultancy roles with Aker Kvaerner and Promet Engineers and process engineering work for Ausmelt Ltd

6.2 CORPORATE GOVERNANCE

The Directors are responsible for the overall corporate governance of the Company, and are committed to the principles underpinning best practice in corporate governance, applied in a manner that meets ASX standards and best addresses the Directors' accountability to Shareholders.

The Directors monitor the business affairs of the Company on behalf of Shareholders and have formally adopted a corporate governance policy which is designed to encourage Directors to focus their attention on accountability, risk management and ethical conduct.

The following policies and procedures have been adopted by the Company and are available for viewing on the Company's website at **www.ironbarkgold.com.au**

- Board Charter
- Audit Committee Charter
- Executive Committee Charter
- Directors and Executive Officers' Code of Conduct
- Performance Evaluation Process
- Code of Business Conduct
- Dealings in Company Securities
- Communications Strategy
- Disclosure Policy
- Risk Management and Internal Control Policy

Whilst the Company will endeavour to comply with all of the guidelines under the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations", the Board considers that the Company is not currently of a size, nor are its affairs of such complexity, to justify the additional expense of compliance with all recommendations. The Board will consider on an ongoing basis its corporate governance procedures and whether they are sufficient given the Company's nature of operations and size.



INDEPENDENT GEOLOGIST'S REPORT ON THE MINERAL ASSETS OF IRONBARK GOLD LIMITED

27 June 2006

The Directors
Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005

Dear Sirs

At your request Ravensgate Pty Ltd ('Ravensgate') has prepared an Independent Geologist's Report on the Mineral Assets of Ironbark Gold Limited located in New South Wales, Australia. It is our understanding that this report will be included in a Prospectus to be lodged with the Australian Securities and Investments Commission ('ASIC'). The purpose of the Prospectus is to offer for subscription up to 15,000,000 million ordinary shares at an issue price of $0.20 per share to raise a total of $3.0 million (with a minimum subscription of $3.0 million) before costs of the issue to fund the future assessment of Ironbark Gold Limited ('Ironbark') projects.

The objective of this report is to present for each project a geological description, an outline of previous mining and exploration work and an opinion on Ironbark's proposed costed programmes over the two year period following listing.

Ravensgate has based its findings on a site visit to two of the three project areas reported during April 2006, discussions with Ironbark's geologists, and on technical information compiled by Ironbark.

A listing of the documents referenced is provided at the end of this report. None of the entities referred to in this report have consented to their inclusion in this Prospectus and have only been referred to in the context of reporting material fact.

Ravensgate has based its findings upon information known to us at 26 May 2006 and has satisfied itself that all material information in the possession of Ironbark has been fully disclosed to Ravensgate. Ironbark has agreed to indemnify Ravensgate from any liability arising from its reliance upon information provided or from information not provided. A draft version of this report was provided to the directors of Ironbark for comment in respect of omission and factual accuracy.

Some previous estimates of the quantum of mineralisation were generated prior to the introduction of the current JORC Code guidelines for the reporting of identified mineral resources and ore reserves. Due to the lack of original data, Ravensgate is unable to fully determine the consistency of these estimates with the December 2004 JORC Code guidelines. On this basis, investors should be aware that the estimates therefore cannot be reported as "mineral resources" or "ore reserves" under the JORC Code guidelines. Whilst Ravensgate considers these estimates of previous mineralisation may well be reasonable, there is no guarantee that a re-classification as mineral resources or ore reserves will occur in the short term or at all.

Ravensgate has prepared this report on the understanding that Ironbark's granted tenements are currently in good standing and that there is no cause to doubt the eventual granting of any tenement applications. Ravensgate has not attempted to establish the legal status of the tenements within each project area with respect to third party claims or potential environmental and access restrictions. Ravensgate has not independently verified ownership and current standing of Ironbark's tenements and is not qualified to make legal representations in this regard. Rather we have relied upon information provided by Ironbark and on independent tenement searches undertaken through the New South Wales Primary Industries website. It is our understanding that the current ownership status and standing of the tenements is dealt with in a separate Solicitor's Report in this Prospectus.

The proposed exploration programmes developed by the management of Ironbark and reviewed by Ravensgate have been designed to realise the potential of its project areas in a prudent and efficient manner. Ironbark's planned commitment of $1,780,000 to the exploration and evaluation of the project represents approximately 60% of the funds proposed to be raised by Ironbark after costs of the issue and administration. We note that these amounts are sufficient to meet Ironbark's expenditure obligations for each tenement.

From Ravensgate's assessment of Ironbark's projects; namely Belara, Pambula and Stuart Town situated in New South Wales, it is our opinion the projects are of merit and that the evaluation programme is justified.

This report has been prepared by Mr Andre Wulfse (Resource Consultant) and reviewed by Mr John Haywood (Principal Consultant) of Ravensgate in accordance with the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Experts Reports (the 'Valmin Code') and Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the 'JORC Code").

Ravensgate is an independent privately owned firm providing exploration, mining and mineral resource consulting services to the minerals industry since 1997.

The company whose offices are located at 49 Ord Street, West Perth, Western Australia, has prepared independent technical reports and valuations on a variety of mineral commodities in several countries.

Neither Ravensgate nor those involved in the preparation of this report have any material interest in Ironbark or in the mineral properties considered in this report. Ravensgate is remunerated for this report by way of a professional fee determined according to a standard schedule of fees which is not contingent on the outcome of this report.

Ravensgate has given and has not before lodgement of Ironbark's Prospectus with ASIC withdrawn its written consent to being named as author of this report and to the inclusion of this report in its Prospectus.

Yours faithfully

Mr Andre Wulfse
Resource Consultant

INDEPENDENT GEOLOGIST'S REPORT

On the Mineral Assets Within the Tenements Situated in New South Wales Held by Ironbark Gold Limited

Prepared on behalf of Ironbark Gold Limited
by Ravensgate Pty Ltd

27 June 2006

Ravensgate
Minerals Industry Consultants

Passeres Group Pty Ltd trading as Ravensgate

49 Ord Street, West Perth, Western Australia 6005
P.O. Box 1923, West Perth WA 6872

Tel +61 08 9226 3606 Fax +61 08 9226 3607
email: info@ravensgate.com.au web : //www.ravensgate.com.au

ABN: 47 080 845 272

Author(s)

Andre Wulfse
Consultant Resource Geologist
BSc Hons, GDE Mining Engineering, MSAIMM, GSSA, Pr.Sci.Nat

John Haywood
Principal Consultant
BSc (Hons), MAusIMM

Date

26 May 2006

Copies

Ironbark Gold Limited (2)
Ravensgate (1)

Andre Wulfse
For and on behalf of:
RAVENSGATE

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

SUMMARY

Ironbark Gold Limited (Ironbark) is an unlisted Australian registered public resource company. Ravensgate understands that Ironbark has been actively acquiring exploration interests since 2005 and is now seeking to list on the Australian Stock Exchange ("ASX") in order to raise working capital to fund the future technical assessment of its projects.

Ironbark's mineral assets comprise three gold and base metal exploration licenses held over three tenements (Belara, Stuart Town and Pambula) in New South Wales. Ravensgate understands that all three tenements are 100 % held by Ironbark under exploration licenses granted by the New South Wales Department of Primary Industries. All the tenements have been mined historically for gold and base metals, with over five tonnes (170,000 ounces) of gold produced at Stuart Town and over 260 tonnes of metallic copper produced at Belara. Over three tonnes (100,000 ounces) of gold have been produced at Pambula.

All the tenements are easily accessible via a good network of public and private roads.

Ironbark's project areas form a discontinuous tenement package over a distance of approximately 700km over the Lachlan Fold belt. The belt crops out in central, western and southern NSW and extends into Victoria and Tasmania. It is internally composed of anticlinorial and synclinorial zones with a north to north-westerly structural trend. Granites usually occur within the anticlinorial zones. It was affected by four episodes of folding, strong compression, and uplift.

Ordovician volcanic rocks of the Lachlan Fold Belt host a range of major gold and base metal mineral deposits including the porphyry copper-gold mines of Northparkes and Cadia and the gold deposits at Cowal and Wyoming. The Cadia Mine, together with the nearby Ridgeway Mine, ranks as the sixth largest porphyry epithermal copper-gold system in the world.

Production records at Belara are unreliable and no mine plans are available. Historical records (early 1900's) indicate that the Belara and Native Bee mines (Belara project) yielded some 260t of metallic copper from 8,000t of ore. Average mining grades were reported as follows; 3-5% Cu, 2.0-4.5g/t Au, and 60-93g/t Ag. At the time of mining, Zn and Pb were not economically important metals and the average grades of these metals, which are present in the lodes, were not reported. Exploration subsequent to mining has suggested that the mineralisation style is similar to the well known Kuroko type.

At Belara the lode has been intersected by several drill holes, and lode has been found to consist of pyrrhotite-chalcopyrite mineralisation with an upper zone enriched in sphalerite and galena. While the lode thickness varies considerably, it is reasonable to assume an average width of approximately 6m. The average grade of copper over this width rarely exceeds 0.2% although small sections of the lode may locally be higher in copper. The depth extension of the Belara lode has not been proved and the reported strike length is approximately 600m.The Native Bee base metal sulphide gold bearing lode occurs along strike from the Belara lode in an identical stratigraphical position. It is not known from exploration conducted whether continuous sulphide mineralisation at depth between the Belara and Native Bee areas exists.

The Stuart Town gold fields reportedly comprise over 80 quartz vein and alluvial occurrences. Gold mining first commenced in the 1850's and more than 5t (170,000 ounces) of gold was produced between 1875 (when mine records were first kept in NSW) and the turn of the century. Gold occurs in structurally controlled often laminated quartz veins in stockworks with pyrite and minor arsenopyrite, galena, chalcopyrite, and sphalerite. Individual veins range in width from 0.1-1.2m with an average of 0.2m. The records show that the thickness and tenor of the gold decreases with depth in most mines. The emplacement of the gold-bearing quartz veins would appear to have been a late stage event following the major episode of folding in the project area.

The veins are structurally controlled by faulting, jointing, cleavage and bedding planes. Gold mineralisation occurs intermittently along approximately 6km of the Western Shear and 2km of the Eastern Shear, in relatively narrow quartz veins. Kaiser Wilhelm Mine was the largest recorded producer from which 112kg of Au was mined at an average grade of 24 g/t Au.

While 43 mines have been worked in the Stuart Town area, the focus of most of the exploration programs has been on the Quartz Hill, Specimen Hill, and Kaiser Wilhelm mines. All except two of the mines lie within the Stuart Town volcanoclastics. The gold occurs in quartz veins from 10cm to 1.2m thick with an average thickness of 30-40cm.

Pambula Central encompasses most of the old gold workings in the vicinity of Pipelay Creek, from where most of the gold in the Pambula gold field was produced. These old workings at Pambula Central occur across a 1km section along the crest of a north plunging anticline. Coincidentally, the rich gold shoots occur in three parallel northerly trending fracture zones which are also parallel to the anticlinal axis. The fracture zones are named the Pilot, Hidden Treasure and Diorite Fissures and are probably related to extensional structures associated with rifting, within the basement. The Pilot fracture zone was an important conduit for hydrothermal fluids and played a major role in the localisation of the narrow high grade gold shoots mined in the old workings.

Good evidence of hydrothermal activity along this zone is provided by the positive identification of a hydrothermal breccia outcrop.

Mines include the Faulkner, Victory, Black and Berry's and Pambula Tunnel along the Hidden Treasure Fissure. The Faulkner Mine was by far the largest gold producer, and though records are incomplete, it is estimated that this mine produced around 60% of all the gold at Pambula Central.

Belara is prospective for gold and base metals, while Stuart Town and Pambula remain prospective for gold. All three tenements have been explored to varying degrees. The focus of exploration has largely been on historical workings, and has primarily taken the form of geochemical and rock chip sampling with some underground channel sampling. Although drilling has been undertaken on all of the tenements, Ravensgate is of the opinion that insufficient drilling data exists to determine reportable mineral estimates.

Ravensgate has concluded from its review of Ironbark's project areas that they are of merit and worthy of further exploration.

Ironbark's proposed exploration program includes drilling on all three of the project areas. The bulk of the first year's drilling costs will be spent on confirmation of previous drilling on the Belara and Stuart Town projects. Ironbark's proposed exploration expenditure is shown in **Table 1**.

Table 1 Summary of Ironbark's Proposed Exploration Expenditure

Year	Belara	Stuart Town	Pambula
1	$587,000	$427,000	$218,000
2	$327,000	$61,000	$150,000

Ravensgate considers Ironbark's exploration strategy to be justified.

1.1 QUALIFICATIONS, EXPERIENCE AND INDEPENDENCE

Ravensgate is an independent privately owned firm providing exploration, mining and mineral resource consulting services to the minerals industry since 1997.

The primary author, Mr Andre Wulfse, is a registered professional geologist with over 15 years international experience in the minerals industry. He has carried out numerous resource estimations and technical assessments of mining and exploration properties in Southern Africa, West Africa, East Africa, Canada, Indonesia and Australia. He is a Consultant Resource Geologist employed by Ravensgate. He is a member of the South African Institute of Mining and Metallurgy (SAIMM) which is accepted by the Australian Stock Exchange as a Recognised Overseas Professional Organisation (ROPO). He has the appropriate relevant qualifications and experience to satisfy the requirements as a Qualified Person under the rules of National Instrument 43-101 which is a rule developed by the Canadian Securities Administrators that governs how issuers disclose scientific and technical information about their properties to the public.

The reviewer, Mr John Haywood, has over 17 years experience in mining geology and resource modelling, and has worked in Australia, West Africa, and Southern Africa in gold and base metals. John Haywood holds the relevant qualifications and professional associations required by the ASX, JORC and ValMin Codes in Australia. He is a Qualified Person under the rules of the CIM and NI 43-101.

Neither Ravensgate nor any of its employees or associates is an insider, associate or affiliate of Ironbark Pty Ltd ('Ironbark') or any associated company. Neither Ravensgate nor any of its affiliates have acted previously in any capacity for Ironbark or any of its associates or affiliates.

Ravensgate's professional fees are based on time charges for work actually carried out, and are not contingent on any prior understanding concerning the conclusions to be reached.

1.2 PRINCIPAL SOURCES OF INFORMATION

Ravensgate did not complete its own independent assessment as to the quality of the geological data or the accuracy of the resources or legal investigations into the status of agreements, royalties or tenement standing pertaining to the assets. This report is based on information supplied by Ironbark and the New South Wales Trade and Industry website. The Belara and Stuart Town projects were visited by Ravensgate.

Ironbark is the beneficial owner of the projects and mineral assets. This review is based on the information provided by the current title holders, the technical reports of consultants and previous tenement holders, as well as other published and unpublished data relevant to the area.

The author has endeavoured, by making all reasonable enquiries, to confirm the authenticity and completeness of the technical data upon which this report is based. Ironbark were given a final draft of this report and requested to identify any material errors or omissions prior to its lodgement. Where appropriate, permission to quote data and opinions expressed in unpublished reports by other professionals on the properties concerned, has been obtained.

1.3 BACKGROUND INFORMATION

Ironbark is a mineral explorer having access to capital markets and seeks to either discover or acquire a production base in order to grow the company. Ironbark is focussed on projects within Australia. The company directors have been involved in the acquisition and exploration of gold and base metal projects in New South Wales since 1998.

This report may not be reproduced or used for any purpose without the express written permission of Ravensgate in each specific instance. Ravensgate does not assume any responsibility or liability for losses incurred by Ironbark or any other party as a result of the circulation, publication, reproduction or use of this report which may be contrary to the provisions of this paragraph.

A summary of Ironbark's mineral tenements as advised by the company is presented below. All the projects are situated in New South Wales, Australia.

- The Belara Project is prospective for Pb, Zn, Cu, Ag and Au and the tenement measures 58.3 km².
- The Stuart Town Project is prospective for Au and the tenement measures 260.5km².
- The Pambula Project is prospective for Au and the tenement measures 24.8km².

The status of the tenements and Ironbark's equity entitlement is detailed in **Table 2** and the geographical locality of the projects is shown in **Figure 1**.

Table 2 Ironbark's Tenement Schedule

	Belara	Stuart Town	Pambula
Minerals	Pb,Zn, Cu,Ag and Au	Au	Au
Tenement No.	EL 6576	EL 6575	EL 6506
Tenement Category	Exploration License	Exploration License	Exploration License
Grant Date	20-Jun-06	20-Jun-06	27-Jan-06
Ironbark Equity (%)	100	100	100
Area (km^2)	58.3	260.5	24.8
2 Year Expenditure Commitment ($)	60,000	130,000	49,000
Performance Bonds ($)	10,000	10,000	10,000
Registered Holder	Downes, K.P	Roberts, M.R	Downes, J.C.

Figure 1 Locality Plan of Ironbark's Projects


IRONBARK
Dubbo
6400000m
Belara
(Pb, Zn, Cu, Ag • Au)
EL 6576
Stuart Town (Au)
EL 6575
Orange
Bathurst
Sydney
6200000m
Goulburn
Wagga Wagga
6000000m
Wodonga
Pambula (Au)
EL 6506
100km
AGD84:Zone55
Eden
600000m
800000m
1000000m

All of the projects are situated within the Lachlan Fold Belt of New South Wales.

The Lachlan Fold Belt crops out in central, western and southern New South Wales and extends into Victoria and Tasmania. It is internally composed of anticlinorial and synclinorial zones with a north to north-westerly structural trend. Surface geology comprises Cambrian to Early Carboniferous complexes. Granites usually occur within the anticlinorial zones. The Lachlan Fold Belt is a composite orogenic belt. It was affected by four episodes of folding, strong compression, and uplift. The Cambrian-Ordovician rocks within the belt were folded and metamorphosed during the Early Silurian Benambran Orogeny which uplifted large tracts of country that caused the folding and faulting of older rocks and the generation of new granite magmas.

To the west of the Gilmore Suture, the Silurian is generally absent and during the Early Devonian marine sedimentation and volcanism occurred here. To the east, sedimentation was in deep troughs and on shallower ridges and acid volcanism was associated with rifting, basin formation, and emplacement of granites. This development began during the Middle Silurian and terminated during the Middle Devonian Tabberabberan Orogeny, the effect of which was diminishing from the south-east to the north-west. Subsequent shallow-water sedimentation lasted from the late Early Devonian to the Early Carboniferous terminating during the Kanimblan Orogeny, which stabilised the Lachlan Fold Belt area.



4.1 INTRODUCTION

The main prospects within the Belara Project are the Belara and Native Bee historical mines. The Belara mine is located on the north side of the project area adjacent to the bitumen Gulgong-Wellington road, approximately 5km west of Goolma, NSW. The Native Bee mine workings lie 1.6km to the south of the Belara workings.

The topography is generally undulating, with steeper hill country surrounding the mines. The land is used extensively for grazing or cultivation.

4.2 GEOLOGICAL SETTING

4.2.1 Regional Geology

The Project is covered by the Dubbo 1:250 000 map sheet. Geology is described within the project area as comprising of the intrusive and sedimentary rocks of the Chesleigh Formation, within the northern end of the Hill End Trough.

The Belara Project lies in the extreme northern end of the Hill End Trough, where it disappears under the Great Artesian Basin.

Sedimentation in this region of the Lachlan Geosyncline commenced in the Ordovician and consisted of widespread deposition of intermediate flow and pyroclastic rocks in a marine environment. Limestone, siltstone and greywackes are widely intercalated with the volcanics which appear to have been extruded into two inland areas.

Regional compression from the east caused by plate underthrusting started in the Ordovician and continued into the Silurian uplift. This resulted in sedimentation in the Hill End Trough, a slowly subsiding 'pit' trough between the two Geoanticlines.

Sedimentation consisted of marine sediments derived from the erosion of the geanticline and intrusion of acid pyroclastics from the fissure boundary of the two structures.

During the Devonian, subsidence and sedimentation continued along the same lines and the major copper mineralisation of the area is associated with the Upper Silurian-Lower Devonian sediments. The mineralisation is mainly of the 'Kuroko' type (bedded Zn, Cu and Pb ores often associated with baryte deposits) volcanogenic sulphide deposits.

Regional deformation has produced a folded sequence striking NNW-N throughout the project area. This is reflected in the slaty cleavage which has formed as an axial surface to the folds. Deformation was accompanied by regional metamorphism to greenschist facies.

4.2.2 Local Geology and Mineralisation

The Belara and Native Bee historical mines occur in a sequence of quartz-muscovite-albite phyllites and schists of Silurian age overlying dacitic volcanics near the top of the Chesleigh Formation.

Within the Phyllite Group are two coarse-grained horizons found to be useful markers. The mineralisation known to date occurs between these units. They are as follows:

A coarse grained unit containing quartz phenocrysts outcrops 3m west of the contact with the eastern rocks. It is 1.5m thick with a centrally located 10cm phyllite horizon.

The western marker is a 3m thick coarse grained quartz-feldspar rock with phenocrysts of both these minerals.

A gossan outcrops along the line of the Belara workings. It is a coarse boxwork of dark brown ironstone containing approximately 50% of red-brown, orange and yellow iron and copper oxides.

According to the documentation, a grab sample of this material returned the following assays: approx 25% Cu, approx 11.5% Pb and approx 0.6% Zn. Some grab samples returned values of up to 7.6g/t Au.

The rocks to the east of the Belara lode consist of greywackes with minor conglomerate layers and fine grained argillite bands. The greywackes are very acid in composition and probably represent reworked acid volcanic quartz-feldspar porphyry rocks.

A dioritic intrusive associated with the Native Bee workings does not outcrop in the Belara Mine area. However, it has been intersected in drill holes drilled by previous exploration parties. The diorite has been intensely altered and its igneous texture overprinted.

Contact effects are very minimal and limited to baking of the enclosing sediments. The intrusive does not appear to be related to the mineralisation and occurs well away from the Belara lode.

The Belara-Native Bee mineralisation occurs in a very linear striking sequence of rocks. No evidence of large scale folding was reported in the Belara mine area by previous exploration parties.

Structural interpretation is made exceedingly difficult by the strong cleavage that has been superimposed onto all rocks in the region, overprinting many of the earlier structural features.

The Belara lode has been drilled by more than a dozen diamond drill holes. The lode has been found to consist of massive and disseminated pyrrhotite-chalcopyrite mineralisation with an upper zone enriched in sphalerite and galena. The lode is conformable with the strong regional cleavage. However this cleavage is parallel to the sedimentary bedding in the argillite wherever this has been preserved.

Drill hole intersections of the Belara lode have shown the lode thickness to vary considerably. However, it is reasonable to assume an average width of about 6m. The depth extension of the Belara lode has not been proved. The most recent drilling in 1993 shows the lode to be open at to the north with the deepest intercept being 6.0 metres @ 6.9% zinc, 2.5% lead, 83 g/t silver, 0.6% copper and 0.46 g/t gold from 304m downhole.

The lode is documented to have a known strike length of approximately 600m. Geochemical soil sampling indicates that the northern end of the Belara lode is apparently marked by the end of surface workings. Work completed by Aztec in 1993 includes a long section of the lode that is interpreted to plunge to the north, which would explain the lack of surface workings. Previous explorers interpreted the lode to either pinch out or plunge to the south.

The Native Bee base metal sulphide gold bearing lode occurs along strike to the south from the Belara lode in an identical stratigraphical position.

It is not known from exploration conducted whether continuous sulphide mineralisation at depth between the Belara and Native Bee areas exists.

4.3 MINING CONSIDERATIONS

4.3.1 Mining

The Belara and Native Bee base metal deposits were discovered prior to 1875, and operated intermittently to 1907 during which time the Belara mine had yielded (with intermittent working) some 260t of metallic copper from 8,000t of ore. In 1908, the maximum vertical depth of the Belara workings was recorded as 60m, with drives on three levels. Lode widths varied from 0.5 to 3m. Reported average mining grades were as follows: 3%-5% Cu, 2.0-4.5g/t Au, and 2-3oz Ag. Mining did not produce Zn or Pb from the ores at the time although they were present in the ore.

The Native Bee workings opened the lode through four shafts over a length of 137m, and to a depth of 27m. Lode widths varied from 0.1m to 0.6m.

The Native Bee mine yielded approximately 25t of metallic copper from 500t of ore before production ceased in 1908. No further production is recorded for either of the two mines after 1908. It is understood from previous exploration programs that the Native Bee mineralisation and metal association is similar in type to that at Belara.

The Belara workings are present over at least 500m, with stope production over some 100m. The underground levels show a dip 75° to the east and the strike is about 340° magnetic parallel with both the cleavage and regional bedding. Early workers have interpreted the mineralisation to be in a shear or fault.

Smelters were built at both the Belara and Native Bee mines to process the ore.

Belara and Native Bee historic mines are located within the tenement. There are no JORC compliant resources estimated for Belara or Native Bee. In 1980, Newmont estimated a mineral inventory based on the diamond drilling conducted by Cominco in 1968 of 700, 000 tonnes of 0.85% Cu, 2.3% Pb, 5.9% Zn and 55g/t Ag within a lode of approximately 2.2m thickness. Insufficient data are available to review this mineral estimate, and Ravensgate is therefore not in a position to verify this estimate. Ravensgate understands that this mineralisation is the primary focus of planned exploration on the project by Ironbark.

4.3.2 Metallurgy

There are no records of metallurgy from the historical operations. Mineralisation as observed in diamond drilling shows a massive, sulphide rich mineralisation style, with sphalerite, chalcopyrite, galena, pyrrhotite, and pyrite present. Sphalerite was disregarded at that time, as it was uneconomical to produce.

4.4 PREVIOUS EXPLORATION

Since mining at Belara and Native Bee ceased, the area became the focus of various exploration efforts, primarily by Cominco Exploration Pty Ltd, which was active in the region during the late 1960s. Details of the exploration programs conducted at Belara are summarised as follows:

Year:	**1968**
Company:	Cominco Exploration Pty Ltd
Philosophy:	To locate extensions to the known massive sulphide lenses and/or to discover new ore bodies.
Work undertaken:	Six diamond BQ (36.5mm diameter) drill holes totalling 595m were drilled to investigate the extent of the Belara mine mineralisation. Four of the holes intersected ore grade base metal sulphides consisting of pyrite (FeS) up to 60% by volume, sphalerite (ZnS) up to 40% by volume, pyrrhotite (FeS) of which the abundance is not reported, chalcopyrite (CuFeS2) of which the abundance is not reported and galena (PbS) up to 20% by volume.
Results and conclusions:	The mineralised intersections in two of the holes indicated a widening of the mineralisation at depth. The strike length and depth extensions of the lode were undetermined.
	Two holes planned to test the southern strike continuation of the Belara lode, failed to intersect base metal sulphides.
	Drill intersections were insufficient to outline the geometry of the ore zone, but demonstrated that there is widening of the body at depth.
	It was recommended that a follow-up diamond drilling programme be conducted at the Belara Mine area, and exploratory drilling be conducted at the Native Bee mine.

Year:	1969
Company:	Cominco Exploration Pty Ltd
Philosophy:	To locate extensions of the Belara copper-lead-zinc sulphide lode, and to investigate base metal sulphide mineralisation in and to the north of the Native Bee mine area.
Work undertaken:	Some regional mapping was completed. A number of copper, lead and zinc anomalies outlined in earlier stream sediment sampling program were investigated. Several soil sample traverses were also carried out to the north of the Belara mine area in an attempt to locate a northern strike continuation of the Belara lode. A ground magnetic survey was carried out in the area from north of the Belara mine to the Native Bee mine. Seven diamond holes with a total of 1,300m were drilled to test the down dip continuation of the Belara lode as well as the southern strike continuation and the northern strike continuation of the Native Bee lode.
Results and conclusions:	The Belara lode was intersected by six drill holes, where the lode was found to consist of pyrrhotite-chalcopyrite mineralisation with an upper zone enriched by sphalerite and galena. The lode was recorded as having a strike length of 610m. Drill hole intersections of the Belara lode indicated that the lode thickness varied considerably, with an average of around 6m. The depth extension of the Belara lode was not proved. The presence of continuous sulphide mineralisation at depth between the Belara and Native Bee mines was not established from the exploration program.

Year:	1974-1976
Company:	LE Nickel (Australia) Exploration Pty Ltd
Philosophy:	To define an area which included the Native Bee and Belara mineralisation on which an integrated programme of exploration could be conducted.
Work undertaken:	A brief reconnaissance of the area south of the Native Bee workings was carried out.
Results and conclusions:	LE Nickel did not arrive at any conclusions, but based on the results of the reconnaissance study and assays of rock chip sampling, a programme of diamond drilling was recommended. The tenement was subsequently relinquished.

Year:	1978-1980
Company:	Newmont Pty Ltd
Philosophy:	Reinterpretation of previous exploration results
Work undertaken:	Geological mapping of the EL area, and mine areas. An EPM survey was conducted, and the results were negative. The earlier drilling (by Cominco) was reinterpreted.
Results and conclusions:	Based on the reinterpreted drilling, a mineral inventory of 700,000 tonnes of 0.85% Cu, 2.3% Pb, 5.9% Zn and 55g/t Ag was suggested, with an average width of 2.2m.

Year:	1984
Company:	Carpentaria Exploration Company Pty Ltd
Philosophy:	To test the Silurian and Devonian rocks for large tonnage, bulk mineable gold deposits of relatively low grade.
Work undertaken:	Soil, rock chip and steam sediment sampling, and regional checking of geology over most of the tenement
Results and conclusions:	Highly anomalous results with up to 7.6 g/t Au, 240 g/t Ag, 6.52 %Pb and 7.7% Zn were obtained from rock chip sampling adjacent to the Belara and Native Bee workings. Carpentaria recommended further sampling of rock and soil in the northwest area of the tenement.

Year:	1985
Company.	Carpentaria Exploration Company Pty Ltd
Philosophy:	To determine the presence of igneous related, large tonnage, low grade gold deposits.
Work undertaken:	Soil and rock chip sampling was continued, and a semi-regional gravity survey was completed. Regional geophysical data of the Goolma area was reassessed. Open files on past exploration were also reviewed.
Results and conclusions:	No mineralised areas deemed potentially economical were identified. Review of past exploration also did not reveal target areas. No future exploration was planned on EL 2216, and the title was relinquished.

Year:	1987
Company:	International Mining Corporation NL (IMC)
Philosophy:	To assess mining records, drilling reports and recent exploration activities before drilling work could be decided upon, and to re-log old core.
Work undertaken:	Reconnaissance traverses were carried out particularly over and along strike from known mineralisation. Ninety rock chip samples were collected.
Results and conclusions:	One rock chip sample in the area, from a ferruginous gossan at Belara mine contained 3.66 g/t Au from a 1.5m thick interval. IMC concluded that Belara appeared to be the only area yielding significant results. Although not encouraged, IMC were of the opinion that testing on the tenement was not exhaustive, and that further traversing was justified.

Year:	1989-1990
Company:	International Mining Corporation Pty Ltd (IMC)
Philosophy:	Stronger world base metal prices at the time prompted the directors to re-assess the potential of the Belara and Native Bee mines. Included in the philosophy was an attempt to verify the possible mineral inventory as stated by Newmont and Cominco of 700,000 tonnes of ore with 0.85% Cu, 2.3% Pb, and 5.9% Zn, with an average lode width of 2.2m.
Work undertaken:	Geological mapping, geochemical interpretation and geophysical surveys were undertaken.
Results and conclusions:	More detailed mapping and channel sampling at regular intervals would be necessary to resolve discrepancies in the stratigraphic succession. IMC came to the conclusion that past geophysical surveys by Newmont and Cominco were not only poorly orientated relative to the geology, but also incomplete, and that a comprehensive geophysical survey was required.

Year:	**1990**
Company:	CRA Exploration Pty Ltd (farm-in with IMC)
Philosophy:	To evaluate potential for extensions to the known mineralised body.
Work undertaken:	Cominco's drill core was logged, sampled and tested for magnetic susceptibility. Gridding, ground magnetics, self potential surveys and geological mapping were conducted at the two historical mine sites. Two diamond holes were drilled centrally beneath Native Bee and Belara mines respectively, for a total of 925m.
Results and conclusions:	CRAE reported that the first hole was drilled north of the Native Bee workings and was terminated short of the target and a deflection was drilled off the mother hole. The best intersect returned 3m at 0.2% Zn. The third hole (second completed hole) was drilled under the Belara workings, in this hole the lode was interpreted to be intersected between 265 and 280m downhole due to high levels of pyrrhotite and pyrite. The best intersection was 4m @ 0.3% Zn. Neither hole intersected massive sulphide zones of mineralisation; however they were drilled using an assumption of vertical extent of the lode.

Year:	**1993-1994**
Company:	Aztec Exploration Ltd
Philosophy:	To evaluate the potential for extensions to the known mineralised body.
Work undertaken:	Aztec reviewed previous exploration databases and inspected core and surface outcrops, to establish the validity of previous exploration activities. The nature and plunge of the mineralised body was reinterpreted. New untested target zones were identified.
	Aztec drilled two of three planned holes. One was abandoned. Both of these were testing the concept of a northerly plunging lode system. The first hole did not intersect massive sulphides and may have been drilled too close to existing workings. In the second hole a 6m intersect returned 6.9% zinc, 2.5% lead, 83 g/t silver, 0.6% copper and 0.46 g/t gold from a vertical distance of 308m.
Results and conclusions:	Aztec concluded that sulphides and alteration at the target horizon suggested the possibility of a widespread hydrothermal system, and thus further mineralisation at depth (below 230m).

Drilling results from exploration by Cominco, CRAE and Aztec were de-surveyed by Ironbark and plotted on section as shown in **Figure 2** and **Figure 3**.

Figure 2 Locality plan of the Belara and Native Bee mines showing extent of long section


Dls
Devonian Siltstones and Shales
395-345Ma
6420000m
6415000m
6410000m
Extent of long section
(A-A' and B-B')
Belara
Native Bee
Trace of aeromagnetic anomaly
Cg
Dls
Devonian Siltstones and Shales
395-345Ma
705000m
710000m
715000m

4.4.1 Prospects

Extensions to the mined out areas of the Native Bee and Belara historical mines are the main prospects and the focus of Ironbark's proposed exploration.

4.5 OPINION

From Ravensgate's assessment of the exploration data, it is evident that the prospects have been extensively explored by mainly surface methods such as soil and rock chip sampling. However, further drilling is required to test the strike and downdip continuation of the lodes. Drilling north of the known Belara lode is required to gain a better understanding of the strike length of the lode. Drilling to the south of the lode is recommended to determine the extent and depth of mineralisation between the Belara and Native Bee workings.

Ravensgate recommends that a public reportable mineral resource be estimated from the drilling results.

There is potential for further mineralisation at depth and along the strike of the magnetic anomaly between the two historical mines Ravensgate believes that the exploration work proposed by Ironbark is justified

Figure 3 Long Section of historical drilling as compiled by Ironbark and showing their key exploration target zone


A
A'
Shafts of Belara mine
Surface
Key Target Zone
Belara
South
North
B
B'
?
Native Bee
0
500m
1,000m
1,500m
Shafts of Native Bee mine
Drillhole trace and hole ID
Depth (m)

5.1 INTRODUCTION

The Project is located in the central west of New South Wales. It is centred roughly on the township of Stuart Town, and lies within the Shire of Wellington. Access from Sydney is via the Great Western Highway to Orange, a distance of 262km, and a further 62km to the north on a sealed road.

Stuart Town may also be reached by sealed road from Wellington, a distance of 35km. It is serviced by the main western railway, which provides regular service to/from Sydney. The closest regular air service is to and from Orange. There is a well maintained network of shire and farm roads throughout most of the project area.

The land has a maximum relief of approximately 270m and the physiography becomes progressively more rugged to the east of the project area. Rock outcrop is good.

5.2 GEOLOGICAL SETTING

The geology of the project area is one of considerable lithological and structural complexity, but in broad terms is characterised by roughly north-south trending rocks. A large percentage of the rocks are tentatively correlated with the Cunningham Formation which is predominantly composed of thin bedded turbidites, slate, bedded mudstone and minor thin feldspathic sandstone beds. Two units within the project area were differentiated by previous explorers, a conglomerate member in the eastern and southern portions of the projects area and an underlying volcanic arenite member comprising a sequence of interbedded volcanic arenites, slates, mudstones and greywackes.

The remainder of the Cunningham Formation in the area is a sequence of undifferentiated creamy brown to dark grey slates, phyllites, shales, calcareous and lithic greywackes and minor volcanic arenites.

The Nubrigyn Formation in the south-west corner of the project area comprises an undifferentiated sequence of interbedded limestone, limestone breccia, calcareous mudstones, shale and sandstone.

The central portion of the project area is dominated by a complex sequence of interfingering, interbedded volcanic arenites, tuffs, greywackes, siltstones and slates defined as the Stuart Town formation. This sequence was differentiated by previous explorers on the basis of the occurrence of volcanic arenites and tuffs.

In the vicinity of the Quartz Hill historical mine there is an isolated occurrence (approximately 200m by 500m) of brecciated and altered intrusive rhyolite.

There appears to have been one major generation of folding followed by broad, gentle east- west warping in the project area. Cleavage is uniform throughout the project area, striking roughly north-south and dipping steeply to the east.

There are two prominent shears towards the eastern and western boundaries of the project area. Several types of alteration are present in the project area, namely; silicification, chloritisation and rock groundmass replacement by calcite.

5.2.1 Deposits

There are over 80 lode gold deposits situated within the project area which include 43 historic mines and numerous alluvial gold workings. The mines that have been the focus of most of the exploration programs are Quartz Hill, Specimen Hill, and Kaiser Wilhelm mines.

All except two of the mines lie within the Stuart Town volcanoclastics. The gold occurs in quartz veins from 10cm to 1.2m thick with an average thickness of 30-40cm. The records show that the thickness and tenor of the gold decreased with depth in most mines.

The emplacement of the gold-bearing quartz veins would appear to have been a late stage event following the major episode of folding in the project area. The veins are structurally controlled by faulting, jointing, cleavage and bedding planes. Seventeen of the mines are spatially associated with the Western Shear and three of the mines are spatially associated with the Eastern Shear. Gold mineralisation occurs intermittently along approximately 6km of the Western Shear and 2km of the Eastern Shear, in relatively narrow quartz veins

5.3 PREVIOUS EXPLORATION

5.3.1 Regional Exploration

Kamilaroi Ltd and Aquitaine Australia Minerals Pty Ltd carried out exploration in the general Stuart Town region between 1970 and 1975. Most of their work was focused in an area to the south west of the project area.

The Geological Survey of NSW has carried out regional geological mapping and produced the Dubbo 1:250 000 Metallogenic Sheet and accompanying Mine Data Sheets which include the Stuart Town area.

The Bureau of Mineral Resources has published regional gravity and total magnetic intensity sheets for the Dubbo map sheet area.

5.3.2 Prospect Exploration

The Project area was held by Kratos Uranium N.L. (Kratos) from 1980 to 1985. Following the acquisition of EL1439, which is largely coincidental with the current ELA held by Ironbark, Kratos commissioned Geoscience Field Surveys to undertake a limited study of the regional geology of the Exploration License area, and an evaluation of the gold mines located within it.

Geoscience Field surveys concluded that the potential for establishing a high tonnage mining operation on an extension of one or more of the mines inspected was not significant, but that the area had good potential for two other high tonnage type deposits, namely;

- High tonnage Au/base metal deposits in acid volcanics, e.g. porphyry type system as mined at Newcrest's operation (Cadia) near Orange
- Carlin-type fine grained Au mineralisation in the carbonates within the sequence at Stuart Town

Further work by Kratos comprised detailed geochemical soil surveys over two of the old mines areas, namely Specimen Hill and Quartz Hill, together with underground chip sampling at Specimen Hill to confirm the results obtained by Giffillan. The geochemical survey indicated that, although substantial sulphide mineralisation had been encountered in the adit, the main geochemical anomaly lay to the north of the adit. It was therefore concluded that the adit had not been sited in the most prospective part of the intrusion.

The geochemical survey at Specimen Hill indicated that the zone of interest in the underground workings was evident on the surface over a strike length of at least 150m. Underground sampling confirmed the highly erratic nature of gold distribution and suggested that although continuous channel sampling might provide a clearer idea of the gold tenor, only a large bulk sample would give reliable grade information.

In order to determine the potential for an intrusive source at depth below the Stuart Town area, Kratos commissioned a reconnaissance gravity survey. The most prominent feature identified by this survey was a residual gravity low centred in the region of the Quartz Hill and Manna Hill mines. The feature was virtually coincident with the centre of the magnetic low shown on the Dubbo 1:250 000 sheet.

Preliminary modelling of the feature indicated a source lying 200m below the surface which is approximately 1,200m across, and extends to a depth of 1,700m. Further work which included a gradient array Induced Polarisation survey and six percussion holes was carried out. The results indicated that the mineralisation associated with the rhyolite intrusion at Quartz Hill was very low grade and not of economic interest, however subsequent work indicated large zones of high-grade As up to 50m @ 0.3% As which warranted further work.

Details of the relevant exploration programmes that have been undertaken in the Stuart Hill Project area are provided as follows:

Year:	1980 and 1982
Company:	Kratos Uranium NL
Philosophy:	Unclear, but assumed to be a literature search with regard to the prospectivity of mineralisation of the historical mines within the lease area.
Work undertaken:	Soil geochemistry and 21 rock chip samples from the Quartz Hill adit and 45 rock chip samples from the Specimen Hill adit were taken.
Results and conclusions:	The rock chips from the Quartz Hill adit returned disappointing results, with the best result being 0.47 g/t Au. Six of the rock chip samples taken from the Specimen Hill adit (number 2) returned encouraging assay results, the highest being 120 g/t Au and 7.3g/t Ag. A more thorough sampling program within the number 2 adit was recommended by Kratos.

Kratos concluded that potential for a large scale low grade mining operation appeared to be limited due to the narrowness and intermittent occurrence of Au bearing veins. However, they concluded that the extent and behaviour of the same veins at depth remained unknown due to the lack of drilling.

Kratos also concluded that some of the vein deposits should be assessed by way of drilling to establish whether there are deposits of sulphide ore that early miners would have had difficulty treating.

Year:	1983 first six month period
Company:	Kratos-Stellar Exploration Group
Philosophy:	To carry out soil geochemical surveys at the Quartz Hill and Specimen Hill prospects to determine whether this method of exploration would delineate any extension of anomalous metal values beyond the general area of the existing workings.
Work undertaken:	A total of 91 soil samples were taken at 25m intervals on lines 50m apart. The samples were collected at a nominal depth of 20cm, sieved to -80 mesh and assayed for arsenic by hydride generation, by SGS Australia Pty Ltd. Channel samples were also taken from underground workings
Results and conclusions:	Analysis of the results showed two anomalous zones. One of the anomalies highlighted the area occupied by the adits, open cuts and pits, and defined the outcrops of the sheer zone in the area of the workings. The values along the shear zone fell off to the north west and south east. The second anomaly was a circular zone situated to the north of the adit indicating that the adit had not been sited optimally. Underground samples taken in the adit should therefore be regarded as indicative of background levels within the intrusion away from the main body of any higher grade mineralisation which may be inferred from the geochemical anomaly. Underground sampling confirmed the highly erratic nature of gold values and the conclusion drawn was that although continuous sampling may provide a clearer idea of the grade of mineralisation present, only a large bulk sample would give reliable grade information.

Year:	**1983 Second six monthly period**
Company:	Kratos-Stellar Exploration Group
Philosophy:	Follow up soil sampling of the Quartz Hill and Specimen Hill prospects, follow up underground channel sampling at Specimen Hill and initial soil sampling at the Post Office, Redfern and Kaiser Wilhelm mines.
Work undertaken:	Soil samples previously collected were re-analysed for mercury and silver. Soil samples were collected from the Post Office, Redfern and Kaiser Wilhelm grids at a nominal depth of 20cm. At Specimen Hill, adits number 1, 2 and 3 were re-sampled to compare previously reported gold values. In all, 46 samples were collected, 6 from Adit number 1, 22 from Adit number 2 and 18 from Adit number 3.
Results and conclusions:	Overall the soil geochemical survey at Quartz Hill highlighted several areas that warranted further follow up work. Kratos came to the conclusion that the geometry of the geochemical anomalies indicated that the rhyolite intrusion had probably acted as a source, rather than a host for any mineralisation in the area. The anomalism of the traditional gold pathfinder elements (As, Hg, and Ag) found in the sediments was encouraging. Kratos proposed geophysical testing using surface electrical techniques to delineate sulphide concentrations. Further work recommended included bedrock gold geochemistry across the rhyolite/sediment boundary and into background sediments. This would assist in determining whether the rhyolite had acted as a mineralizing source and therefore whether there was an enrichment of gold in the sediments Detailed gravity traversing to determine the geometry of the rhyolite intrusion and the likelihood that it was part of a larger mineralizing system at depth was proposed.

Year:	**1984 and 1985**
Company:	Kratos Uranium NL (JV with Freeport of Australia)
Philosophy:	To determine the prospectivity of old mines in the area, particularly the Quartz Hill prospect.
Work undertaken:	Soil sampled over a 50m grid at the Quartz Hill mine, induced Polarity survey, adit sampling and percussion drilling (six holes) of the quartz Hill prospect.
Results and conclusions:	Although the adit sampling yielded only low grades, the amount of brecciation, silicification and sulphidisation with high As values 'clearly' indicated the presence of a substantial hydrothermal system. Kratos concluded that quartz stockworks in the sediments specifically Kaiser Wilhelm and Specimen Hill remained prospective. As a result of negligible assays from the Quartz Hill drilling program, no further exploration on the Quartz Hill prospect was proposed. However, targets such as Kaiser Wilhelm and Specimen Hill remained prospective.

Year: 1992 and 1993	
Company:	CRA Exploration Pty Ltd
Philosophy:	To test the potential for gold mineralisation based on a few high grade shoots within large low grade disseminated mineralisation.
Work undertaken:	Purchase of airborne and radiometric data, literature search, geochemical anomaly follow-up, and collection of 48 rock chip samples
Results and conclusions:	CRAE confirmed that previous mining and exploration activity in the area focused on narrow shear zone hosted quartz reefs. It was also concluded that gold associated with the massive white, sometimes banded buck quartz is nuggety with no consistent base metal association. Calcite gangue was noted in some of the higher grade samples. Detailed metallogenic mapping to record the location of all shafts was recommended. In addition, the geological mapping of a 10km by 14km area centred on Stuart Town, and the conduction of a stream sediment orientation program was proposed.

Year:	1994
Company:	CRA Exploration Pty Ltd
Philosophy:	To test the potential for gold mineralisation based on a few high grade shoots within large low grade disseminated mineralisation.
Work undertaken:	Regional geological mapping, stream sediment sampling, and collection of 12 rock chip samples.
Results and conclusions:	In addition to the widespread gold anomalism throughout the project area, the stream sediment sampling program identified coincident Au, As, Bi and Sb anomalism east of Stuart Town Common. The geochemical anomalism appears coincident with a large 4km by 4km aeromagnetic low. Recommendations were to conduct an improved soil sampling program, and the selection of targets for reconnaissance RC drilling in the Stuart Town area.

Year:	1995
Company:	CRA Exploration Pty Ltd
Philosophy:	To test the potential for gold mineralisation based on a few high grade shoots within large low grade disseminated mineralisation.
Work undertaken:	2892 soil samples, 35 rock chip samples were taken over the Stuart Town area.
Results and conclusions:	Soil sampling identified zones of anomalous Au-As-Sb geochemistry near the Princess Alex and Kaiser Wilhelm workings. Rock chip sampling of these quartz veins returned maxima of 15 g/t Au and 2.9 g/t As. The Au-As-Sb soil geochemistry anomaly in the Kaiser Wilhelm area lies within an area of associated Cu, Co, Ni resembling a fold closure. Other potential targets were highlighted

Year:	**1996**
Company:	CRA Exploration Pty Ltd
Philosophy:	To drill RC holes to test zones of anomalous Au-As-Sb soil geochemistry coincident with Kaiser Wilhelm and Princess Alex workings.
Work undertaken:	Eleven RC holes totalling 1,113m were drilled.
Results and conclusions:	Best results were as follows: ST002: 3m at 0.97g/t Au from 53m 3m at 1.029g/t Au from 54m ST009: 3m at 0.78g/t Au from 84m ST007: 3m at 1.389g/t Au from 54m No further work was recommended by CRAE, as their target of a large tonnage disseminated gold mineralisation zone within the country rock was not met

Year: 1997-1999	
Company:	LFB Resources NL
Philosophy:	General reappraisal of the prospectivity of the tenement.
Work undertaken:	Rock chip sampling and investigation of previous exploration.
Results and conclusions:	The license was relinquished on the basis that the cost of locating viable gold deposits using existing technology would probably be to high.

Year: 2002 and 2003	
Company:	Kanimblan Mines Pty Ltd
Philosophy:	Not stated
Work undertaken:	Consisted of a review of previous exploration reports and re-evaluation of archival geochemical and geophysical data as well as interpretation of airborne geophysical data.
Results and conclusions:	The work defined exploration targets that vary in style from gold mineralisation and an inferred deep-seated porphyry system that may have been the source of more reported past gold production. The new airborne geophysical data purchased and processed by Kanimblan Mines showed that the Stuart Town goldfield was underlain by a magnetic low that was interpreted to reflect magnetite depletion related to a deep intrusive (Figure 4). A secondary source, of similar magnetic susceptibility was observed at shallow depth that was thought to constitute a relatively easy target to evaluate. Kanimblan Mines was unable to develop joint venture participation to test the models developed during their tenure

Figure 4 Aeromagnetic image showing cluster of historical gold workings adjacent to regional contact zone over magnetic anomaly (interpreted by Kanimbian as a porphyry intrusive)


Alluvial workings
6375000m
Open Pit and underground workings
Alluvial workings
Alluvial workings
6370000m
Porphyry Intrusive
6365000m
6360000m
EL 6575
690000m
695000m
700000m
705000m
AGD84:Zone51

6 MINING

The Stuart Town gold fields are reported to comprise over 80 quartz vein and alluvial occurrences. Gold occurs in structurally controlled often laminated quartz veins in stockworks with pyrite and minor arsenopyrite, galena, chalcopyrite, and sphalerite. Individual veins range in width from 0.1-1.2m with an average of 0.2m

Total production from the eleven major producers was 307kg from ore averaging 18-30g/t Au. The field was discovered in the 1850's and recorded production since mine records were begun in 1875 is 5.3t Au (~170,000 oz Au) although this is unlikely to be the total production.

Kaiser Wilhelm Mine was the largest producer from which 112kg of Au was mined at an average grade of 24 g/t Au.



7 OPINION

Despite an extensive exploration history of the area, most of the programs have focused on surface derived techniques such as soil and rock chip sampling. More drilling is recommended to test the continuity of the lodes (particularly the down dip extensions) in the area, and in particular, the Specimen Hill and Kaiser Wilhelm prospects.

Bulk sampling of the Specimen Hill adit is recommended. The magnetic low, interpreted by Kanimblan to represent magnetite depletion related to a deep intrusive should be drill tested.

Ravensgate is of the opinion that Ironbark's proposed exploration program for the Stuart Town Project area is justified.

8.1 INTRODUCTION

The project covers a large historic gold field yielding in excess of three tonnes (100,000 ounces) of gold and an unrecorded amount of silver prior to 1916, from an area approximately 1.5km in diameter. The project is located on the far south coast of NSW, approximately 1km North West of the town of Eden.

The project is covered by the wholly owned Exploration License over an area of 24.7km2. Access throughout the license area is good, being provided by the Princess Highway and numerous gravel roads and 4WD tracks.

8.2 GEOLOGICAL SETTING

8.2.1 Regional Geology

Pambula is located at the southern end of a small intercontinental rift zone (Eden-Camerong-Yahwal). The rift forms a discontinuous graben 320km long and 520km wide, and lies entirely within a cratorised block of Ordovician flysch sediments. The southern portion of the graben is infilled by rocks of the Boyd Volcanic Complex. The complex is deformed by meridianally trending folds and faults. Fold links generally dip at less than 30°, while faulting generally occurs as shear or breccia zones, and is usually sub-vertical. Most faulting is related to block faulting within basement rocks during graben development, and is contemporaneous with the formation of the Boyd Volcanic Complex. Major faulting eased before the deposition of the unconformably overlying Merrimbula Group of Upper Devonian Age. A sub-vertical aerial plane is developed sporadically in the fine elastic rocks. The felsic volcanic rocks host a number of small, fracture controlled disseminated and vein gold deposits. The mineralisation is genetically related to extensive late stage low-temperature, low-pressure hydrothermal activity accompanying acid volcanism.

Silicification, seriticitisation, chalcedonic veining, fine-grained disseminated pyrite and pyrophyllite characterize the hypogene alteration systems. Several small commercial pyrophyllite deposits have many similarities to the gold deposits.

Later (1985) exploration was focused on two centres of hypogene alteration and associated gold mineralisation. These areas were designated Pambula and Draper's Mine

8.2.2 Local Geology

Pambula Central encompasses most of the old gold workings in the vicinity of Pipeclay Creek, 5.5km south west of Pambula township. The Pambula Central area is bisected by an easterly trending lineament clearly visible on 1: 250 000 scale Landsat Imagery. This lineament, herein designated the Pipelay Creek lineament, trends 115° TN and is continuously traceable for at least 15km. It is estimated to be between 200 and 300m wide. It extends from the coastline to the Faulkner gold workings. The lineament is probably related to cross-graben block faulting in basement rocks. With the exception of the small Sugarloaf Mountain gold mine (adjacent to the Ironbark tenement), all presently known gold and pyrophyllite deposits within the Pambula goldfield occur within 2km of the Pipeclay Creek lineament. The Sugarloaf Mountain mines (adjacent to Pambula Project) occur along another sub-parallel, easterly trending lineament.

Most of the old workings at Pambula Central are confined to a 1km section along the crest of the gently north-plunging Bald Hills anticline. Coincidentally, all the rich gold shoots occur in three parallel northerly trending fracture zones which are also parallel to the anticlinal axis. The fracture zones are designated the Pilot, Hidden Treasure and Diorite Fissures and are probably related to extensional structures associated with rifting, within the basement.

This structural direction is recognised in the field at Pambula Central and the Whipstick mine as small scale fracturing. Mapping at Pambula Central indicates that the easterly striking fractures are generally confined to a zone approximately 250m wide, which is parallel to, and roughly symmetrical about Pipeclay Creek. An east- west fault which slightly displaces the Pilot Fissure in Black and Berry's workings is recorded in the literature. Most of the gold production from Pambula Central came from the area where northerly trending fissure zones are intersected by the easterly trending Landsat lineament. All mines within the lineament corridor exploited structurally controlled northerly trending mineralisation. Gold reportedly occurred in chalcedonic veins, 'kaolinised' clay filled joints, and the matrix of brecciated rhyolites.

Recent geologic mapping along the Pilot Fissure between the Faulkner Mine and Black and

Berry's workings indicate that the Pilot Fissure is a tectonically brecciated zone up to 40m wide. According to Hall (1960) the Pilot Fissure dips easterly at 75°, with the east block considerably downthrown. However there is no good surface field evidence to ascertain either the dip or the throw of the fault. In fact, slickensides in the Pambula Tunnel indicate some reverse faulting has occurred. Field evidence suggests the Pilot Fissure in an en-echelon shear system rather than a simple fissure as previously documented. This structure has been reactivated a number of times.

The Pilot Fissure was an important conduit for hydrothermal fluids and played a major role in the localisation of the narrow high grade gold shoots mined in the old workings. Good evidence of hydrothermal activity along this fissure is provided by the positive identification of a hydrothermal breccia outcrop.

8.3 PREVIOUS EXPLORATION

Modern exploration, targeting the source of historical gold production has been conducted by Homestake Australia Ltd and Renison Gold between 1982 and 1990. This work included aeromagnetic and ground IP surveys, rock chip and soil sampling, detailed mapping and petrology which delineated drill targets. Reverse circulation (RC) and diamond (DDH) drilling was conducted based on these targets. Historical exploration is documented as follows:

1. Exploration license 1840 (which is largely coincidental with the Pambula Project) was appointed to Arruba Quay Holdings Pty Ltd on April 8, 1982 for an initial term of two years subject to prospect for Group 1 minerals.
2. In September 1983, Exploration license 1840 was joint ventured with Homestake Australia Pty Ltd. Homestake became manager and commenced active exploration in October 1983. The area of the license was reduced by approximately 103km2 on April 7, 1984 and renewed for a further two year period.
3. Management of exploration for EL 1840 was relinquished by Homestake in January 1986 and was then assumed by Gold Fields Exploration Pty Ltd, a wholly owned subsidiary of Renison Goldfields Consolidation Limited group of companies.
4. Application by the joint venture partners for a 'special circumstances' extension of EL 1840 for a further two year period was made on April 7, 1986 and granted by the Minister on 18 February, 1986.
5. Millaroo Mines NL signed a JV with Homestake and Renison in October 1987 after which Millaroo Mines took over management. Millaroo Mines entered the JV in order to:-
   a) Complete a gradient array IP survey over the Pambula Grid to test the IP response of the rock units containing gold mineralisation previously intersected in drill holes and to assist in the siting of some exploratory holes.
   b) Undertake a program of shallow RC percussions drilling to test for extensions to the gold mineralisation and other targets. The position of these holes are shown in Figure 5
6. During March 1988 a special circumstances renewal for EL 1840 was lodged with the NSW Department of Mineral Resources. The renewal was requested over a 50% reduction in area. The renewal was granted during August 1988.
7. During March 1990, the Joint Venture sought a special circumstances renewal from April 1990 over a further 50% reduction in area from 20 to 10 sub-blocks. This renewal was granted in January 1991 for a two year period ending 7th April 1992.

Details of the previous exploration programs are presented as follows:

Year:	**1984**
Company:	Getty Oil Development Company Ltd
Philosophy:	To investigate the gold mineralisation of the area
Work undertaken:	Soil sampling and field mapping
Results and conclusions:	Getty concluded that the gold deposits appeared to be components of a Devonian epithermal hydrothermal system operating within the Boyd Volcanics as they were deposited within the Eden-Camerong-Yalwal Rift Zone. Getty concluded that potential for economic gold deposits were high, based on the widespread hydrothermal activity and existing gold deposits. Getty relinquished the property due to an imminent acquisition by Texaco Oil Company.

Year:	**1984**
Company:	Homestake Australia Pty Ltd
Philosophy:	To explore the Pambula Goldfield for high level epithermal and 'hot spring' related gold mineralisation.
Work undertaken:	Three rotary percussion holes totaling 233m were drilled along Pipeclay Creek to test a zone of coincident geochemical anomalies, sulphidic silicification and structural intersections.
Results and conclusions:	Hole P1 was drilled vertically into a fissure (pilot) to test coincident Au-As rock chip geochemistry and sulphidic silicification. The hole intersected vertically silicified, pyritic and locally pyrophyllitised rhyolite. Two gold mineralised zones were intersected. • 7.6 g/t Au over 5m between 20 and 25m • 0.92 g/t Au over 5m between 35 and 40m From this hole, Homestake concluded that the gold mineralisation at Pambula was confined to narrow structures which probably had a true width of approximately 1m. Hole P2 was collared 90m east of P1 and drilled vertically to a depth of 76m. It was drilled to test coincident Au-As rock chip geochemistry and sulphidic silicification in an area unaffected by significant gold bearing structures. Weakly silicified, pyritic rhyolite was intersected in the hole. The finely disseminated pyrite averaged between 1 and 4% of the rock with a slight increase in volume towards the bottom of the hole. One gold zone was intersected as follows: • 0.5 g/t Au over 20m between 30 and 50m. No quartz and chalcedony veining, or pyrophyllite alteration was reported from the interval. However, white quartz was intersected between 28m and 30m. Hole P3 was collared 103m east of P2 and drilled at -50° towards 045°?N. The hole was designed to test coincident continuity of a fissure system (Hidden Treasure). White, drusy quartz was intersected between 35m and 38m, possibly representing a co-mineralised section of the Hidden Treasure fissure system. No significant gold mineralisation or trace element geochemistry was intersected in this hole. Cross sections of P1, P2 and P3 are presented in **Figure 5** and **Figure 6** Based on the drilling results, Homestake decided to continue reconnaissance investigations throughout the licence area in a bid to identify other centres of potentially favourable gold mineralisation.

Figure 5 Locality Plan of Pambula Workings Showing Position of Homestake Drillholes



Pilot Fissure
B'
Mt Graham
Killaloo Diorite
Morning Star
Diorite Fissure
N
Axis
Anticline
Hills
Bald
Hidden Treasure Fissure
Falkner
Hidden Treasure
A
A'
P1
P2
P3
P4
Pambula Tunnel
Black & Berrys
Britisher
Pipeclay Creek Lineament
Pipeclay Creek Lineament
B
Rhyolite outcrop, commonly flow banded
Sulphidic chalcedonic silicification
Drill hole
Fissure Zone
Mine Shaft
0
100m
200m
Pambula Goldfield
Pambula_xsec_loc_01

Figure 6 Cross section A-A' as interpreted by the Homestake geologists and compiled by Ironbark


West
A
East
A
AHD
80m
60m
40m
20m
Sea Level 0
-20m
-40m
-60m
-80m
P1
P4
P2
P3
Less than 2% pyrite
2% pyrite boundary
More than 2% pyrite
2m @ 3.1 g/t Au
2m @ 22.9 g/t Au
20m @ 0.5 g/t Au
22m @ 2.25 g/t Au
EOH 62m
EOH 76m
EOH 78m
Rhyolite
Rhyolite
Hidden
Treasure
Fissure
Pilot Fissure
EOH 165.7m
0
100m
200m
20m @ 0.5 g/t Au
Pambula Goldfield

Year: 1985

Company:	Homestake Australia Ltd
Philosophy:	To test centres of hypogene alteration and epithermal gold mineralisation at Pambula Central and Draper's mine. The drilling programme was designed to test the potential for disseminated and/or stockwork gold mineralisation and the repetition of blind high grade gold shoots within zones of suitable structural preparation below the boiling interface. The target envisaged clustered, very high grade narrow gold shoots up to 280 g/t Au in a weakly mineralised zone up to 20m wide within the Pilot Fissure System. The programme also tested the possible strike and depth extension of the Faulkner mineralisation.
Work undertaken:	A total of 380m of RC drilling was completed in three holes.
Results and conclusions:	Hole P4 confirmed the Pilot Fissure system as a broad zone of suitable structural preparation with associated favourable hypogene alteration and epithermal mineralisation.

The Pilot fissure system is in excess of 60m wide and appears sub- vertical or steeply east dipping.

Intersection in this hole included:

- 2.2 g/t Au over 22m (at 1g/t cut-off gold) between 27m and 49m
- 0.85 g/t Au over 1m between 98m and 99m
- 0.85 g/t Au over 1m between 153m and 154m

Hole P5 was drilled 45m grid south of P4. P5 intersected intensely pyrophyllitised rhyolite in the top 10m. There is a pyrite content of about 5 volume % over the last 3m. Elevated gold values are associated with greater than 3 volume % pyrite. The highest gold values in P5 occur within the last 7.5m which average 0.21 g/t Au.

Year: 1985-1986

Company:	Circular Quay Holdings Pty Ltd and Homestake Australia Ltd
Philosophy:	To test hole P4.
Work undertaken:	One diamond drill hole, P6, was sited 75m east of P4 and drilled at -65° towards 267° (magnetic) to test the down dip extension of the gold zone encountered in P4.
Results and conclusions:	P6 intersected mineralisation as follows: • 23m zone grading 1.09 g/t Au from 64m to 87m, including 9m grading 1.77g/t between 66m and 75m.

Year: 1985-1986

Company:	Circular Quay Holdings Pty Ltd and Homestake Australia Ltd
Philosophy:	To further test the mineralisation of the Pambula Central workings.
Work undertaken:	Three diamond drill holes were drilled to test for Au mineralisation in the Pilot Fissure zone adjacent to earlier Homestake drilling.
Results and conclusions:	Hole DDH-P7 intersected zones of pyrite/sericite veining and alteration. Results were: • 5m of 7.20 g/t Au (99m to 104m) and • 5m at 0.605 g/t Au (230m to 235m). DDH-P8 intersected ore anomalous zone of gold mineralisation of: • 1.5 g/t Au over 1m from 96m to 97m, which the geologists concluded may correspond with a zone of pyrite alteration from 96.7m to 96.8m. Further work was suggested which included a reappraisal of the diamond drilling and aeromagnetometry which was flown in 1982.

Year: 1986-1987

Company:	Goldfields Exploration Pty Ltd
Philosophy:	To test the mineralisation of the Pambula workings
Work undertaken:	Field mapping
Results and conclusions:	Based on their field mapping, Goldfields concluded that the mineralisation was confined to very thin, north-south fractures, spaced tens of metres apart and located en-echelon within north-west trending shear zones.

Year: 1987-1988

Company:	Millaroo Mines NL (JV with Circular Quay Holdings)
Philosophy:	Completion of a gradient array IP survey over the Pambula Grid to test the IP response of the rock units containing gold mineralisation previously intersected in drill holes.
Results and conclusions:	A number of targets worthy of further investigation by means of drilling were delineated.

Year: 1988-1989

Company:	Millaroo Mines NL
Philosophy:	To follow up work on the targets generated by the preceding IP survey.
Work undertaken:	A 100m E-W (with a 10m station opening) ground magnetic survey was undertaken. A stream sediment survey consisting of 61 samples which were analysed for Au by fire assay was performed. The survey covered the EL at a sample density of one sample per km2.
Results and conclusions:	Results of the ground magnetic survey indicated the presence of a second magnetic low near the junction of Pipeclay and Little Pipeclay Creeks. The results of the stream sediment survey were generally low, with only five samples returning assay values above 0.02 ppm. Millaroo concluded that the magnetic low should be investigated by means of further drilling.

Year: 1989-1990

Company:	Millaroo Mines NL (JV with Circular Quay Holdings)
Philosophy:	To further delineate anomalies.
Work undertaken:	Detailed aeromagnetic survey and follow-up ground magnetics were performed.
Results and conclusions:	Two magnetic anomalies were defined. The first suggested a north-west trending feature and the second suggested a central magnetic high that could be interpreted as an intrusion, surrounded by a zone of lower magnetism, by which an associated zone of alteration is suggested. The anomaly was considered especially prospective as it coincided with the north-westerly trending location of numerous pits within the area of lower magnetism and two significant shafts. Further work was recommended.

Year: 1990 -1991

Company:	Millaroo Mines NL (JV with Circular Quay Holdings)
Philosophy:	Drilling to investigate anomalies previously delineated.
Work undertaken:	Five RC drilling holes were undertaken. Holes were sampled over 2m intervals and samples were submitted to Fox Anamet in Sydney.
Results and conclusions:	PRC31: The mineralised zone was intersected below 38m in the drill hole but the 'average' gold grade was much lower than in the nearby drill holes. PRC32: A high-grade intersection was encountered: • 31 g/t Au over 2m from 26m to 28m. PCR33-35: All three holes intersected a fracture zone that appears north-west. No significant gold was detected, as the values were less than 0.05 g/t Au. Millaroo mines did not draw any conclusions or make any recommendations in their report. A report by RGC Exploration Pty Ltd (in the same year) stated however that in their opinion the possibilities for a major undiscovered open pittable mineralised body was minimal. RGC further recommended to the JV partners (Millaroo and Circular Quay) that despite potential for gold mineralisation from untested magnetic anomalies; the tenement should be relinquished, which subsequently occurred.

8.4 MINING

Pambula Central encompasses most of the old gold workings in the vicinity of Pipelay Creek, 5.5km southwest of Pambula Township. Most of the gold produced from the Pambula gold field came from this area.

The Pambula Central area coincides with the intersection of a northerly trending anticlinal axis, and an easterly trending Landsat lineament. While the significance of this structured intersection is not known, it is worth noting that Pambula Central was the most productive area in the Pambula gold field.

Most of the old workings at Pambula Central section occur along the crest of a gently north plunging anticline. Coincidentally, all of the rich gold shoots occur in parallel northerly trending fracture zones which are also parallel to the anticlinal axis. The fracture zones are thought to be related to extensional structures associated with rifting, within the basement. Mines include the Faulkner, Victory, Black and Berry's and Pambula Tunnel along the Hidden Treasure Fissure. The Faulkner Mine was by far the largest gold producer, and though records are incomplete, it is estimated that the Faulkner Mine produced around 60% of all the gold at Pambula Central.

Historical (1980s) geological mapping along the Pilot Fissure between the Faulkner Mine and Black and Berry's workings indicate that the Fissure is a brecciated zone up to 40m wide. Field evidence suggests that the Fissure is an en-echelon shear system rather than a simple fissure as previously documented. The fissure has been reactivated a number of times.

The shear zone was an important conduit for hydrothermal fluids and played a major role in the localisation of the narrow high grade gold shoots mined in the old workings. Evidence of hydrothermal activity is provided by the presence of hydrothermal breccia at the south and immediate west of Black and Berry's workings.

8.5 OPINION

Ravensgate believes that the Project area is prospective. Extensions of high grade gold intersections should be tested by drilling. Untested aeromagnetic anomalies should also be drill tested. Ravensgate believes that the exploration expenditure proposed by Ironbark for the Pambula Project is justified.







Apthorpe, K.A., 1984; Exploration Licence 1439 Stuart Town, NSW, Six-monthly Report for the Period ending September 6, 1984 – September 1984. Internal Report for Freeport of Australia Incorporated.

Bush, A, 1985; Summary Report, period ending 15th January 1985, Exploration Licence 2355 Eden, New South Wales. Getty Oil Development Limited.

Cominco Exploration Pty Ltd, 1968; Progress Report No.1 Belara Copper Prospect, NSW

Cominco Exploration Pty Ltd, 1968; Progress Report No.2 Belara Copper Prospect, NSW

Cotton, R.E., 1975; Belara EL No. 723 NSW; Half-yearly report for the period 11/12/1974 to 10/06/1975; Internal report for LE Nickel (Australia) Exploration Pty Ltd.

Cotton, R.E., 1976; Belara EL No. 723 NSW; Half-yearly report for the period 11/06/1975 to 10/12/1975; Internal report for LE Nickel (Australia) Exploration Pty Ltd.

Cotton, R E., 1976; Belara EL No. 723 NSW; Half-yearly report for the period 11/12/1975 to 10/06/1976; Internal report for LE Nickel (Australia) Exploration Pty Ltd.

CRA Exploration Pty Ltd, 1992; Exploration report EL 4023, 4024, 4025, 4043, 4125, 4126, 4199 and 4225, Wellington, Euchareena area; First annual exploration report for period ending November 1992

CRA Exploration Pty Ltd, 1994; Second annual exploration report EL 4023, 4024, 4025, 4043, 4125, 4126, 4199 and 4225, Wellington, Euchareena area; Second annual exploration report for period ending November 1993

CRA Exploration Pty Ltd, 1995; Third annual exploration report EL 4023, 4024, 4025, 4043, 4125, 4126, 4199 and 4225, Wellington, Euchareena area; Third annual exploration report for period ending November 1994

CRA Exploration Pty Ltd, 1995; Fourth annual exploration report EL 4023, 4024, 4025, 4043, 4125, 4126, 4199 and 4225, Wellington, Euchareena area; Fourth annual exploration report for period ending November 1995

CRA Exploration Pty Ltd, 1996; Fifth annual exploration report EL 4023, 4024, 4025, 4043, 4125, 4126, 4199 and 4225, Wellington, Euchareena area; Fifth annual exploration report for period ending November 1996.

Daigie, L.C. and Kitson, S., 1996; First annual report and final report for period ending 29 December 1995, EL 4779 Cobbora 13, NSW.

Davis, L.W., 1994; Belara Project EL 4216, Annual Report for 1994 and Final Report. Internal Report for Normandy Exploration Ltd May 1994.

Doe, A.R.D. and McConachy, T.F., 1990; Six monthly report on EL2758 (North Wellington) NSW for the period ending 13 July 1990.

Edgar, W.B., 1991. RGC Exploration Pty Ltd. Exploration License No 1840, Cooma District, N.S.W. Relinquishment Report. 1991.

Glazebrook, C., 1972; Stage one appraisal report, Ben Buckley Prospect (EL 574), New South Wales.

Henstridge, D.A., 1988. Millaroo Mines N L. EL1840 Pambula, Twelfth six month report for the period October 8, 1987 to April 7, 1988

Henstridge, D.A., 1991. Millaroo Mines N.L. EL1840 Pambula, Eighteenth six month report for the period October 8, 1987 to April 7, 1991

International Mining Corporation NL, 1987; EL 2758 Wellington North, Report for the six months ended 13th July, 1987.

International Mining Corporation NL, 1988; EL 2758 Wellington North, Report for the six months ended 13th July, 1988

International Mining Corporation NL, 1989; EL 2758 Wellington North, Report for the six months ended 13th July, 1989.

International Mining Corporation NL, 1989/90; Annual Report for EL 2758 Northeast of Wellington for period 13/07/1989 to 13/01/1990.

Kairatis, R., 1999; Exploration License 4126 Final Report, 10 November 1999. Internal Report for LFB Resources NL.

Kratos-Stellar Exploration Group, 1983; Exploration Licence No.1439 NSW (Stuart Town) Report No.5 – March 1983.

Kratos-Stellar Exploration Group, 1983; Exploration Licence No. 1439 Stuart Town, NSW Report No. 6 – September 1983.

Kratos-Stellar Exploration Group, 1984; Exploration Licence No. 1439 Stuart Town, NSW Report No.7 – March 1984.

Kratos Exploration Pty Limited, 1985; Exploration Licence No.1439 Stuart Town, NSW – Final Report, December 1985.

Kratos Uranium NL, 1981; Exploration reports, EL 1439, Stuart Town area; Annual report to August 1980.

Kratos Uranium NL, 1981; Exploration reports, EL 1439, Stuart Town area; Exploration report to February 1981.

Kratos Uranium NL, 1981; Exploration reports, EL 1439, Stuart Town area; Exploration report to January 1981.

Kratos Uranium NL, 1981; Exploration reports, EL 1439, Stuart Town area; Half yearly report to 6 September 1982.

Kratos Uranium NL, 1981; Exploration reports, EL 1439, Stuart Town area; Half yearly report to 6 March 1982.

McConachy, T.F. and Doe, A.R.D., 1991; Eighth six monthly report on EL2758 (North Wellington) NSW for the period ending 13 July 1991.

McConnochie, M.J., 1989. Millaroo Mines N.L. EL1840 Pambula, Fifteenth six month report for the period October 8, 1987 to April 7, 1988

Nenke, J.A., 1985; Exploration Licence No.2216 'Goolma', Report for 6 months ended May 1,1985; Internal report for Carpentaria Exploration Company Pty Ltd.

Normand, D., 1973; Interim report on exploration licence 574 (Bellara)

Normand, D., 1973; Report on diamond drill holes located at Ben Buckley within EL 574 application 1453 – Le Nickel (Aust.) Exploration Pty. Ltd., New South Wales

Normand, D., 1974; Report on Stage 1 of the Exploration carried out over Somers and Egbert, NSW – January 1974, Internal Report for LA Nickel (Australia) Exploration Pty Ltd.

Palmer, D.C., 1995; Fourth annual report for period ending 16th of June 1995, Yeoval Group, NSW, CRAE Report 20653.

Rabone, G., 1984; Progress report on Exploration Licence 1840 (Pambula) for six month period ending October 10th 1984. Homestake Australia Ltd.

Rabone, G., 1985; Progress report on Exploration Licence 1840 (Pambula) for six month period ending April 7th 1985. Homestake Australia Ltd.

Rasmus, P.L., 1984; Exploration Licence 2153 Burrendong, NSW, First Six-monthly Report – August 1984. Internal Report for Earth Resources Australia Pty Ltd.

Rasmus, P.L., 1985; Exploration Licence 2153 Burrendong NSW, Report on Exploration for the Twelve Months ended February, 1985. Internal Report for Earth Resources Australia Pty Ltd.

Rasmus, P.L., 1986; Exploration Licence 2153 Burrendong, NSW, Final Report. Internal Report for Earth Resources Australia Pty Ltd.

Rypkema, H.A, 1984; Exploration Licence No. 2216 'Goolma', Progress report for 6 months ended November 2, 1984; Internal report for Carpentaria Exploration Company Pty Ltd.

Stewart, G. and Ross, A.F., 1986; EL 1840, Pambula, NSW, Eighth six-monthly report 8-10-85 to 7-4-86. Gold Fields Exploration Pty Limited.

Stewart, G. and Ross, A.F., 1986; EL 1840, Pambula, NSW, Ninth six-monthly report 8-4-86 to 7-10-86. Gold Fields Exploration Pty Limited.

Uttley, P.J., 1987; Exploration Licence No. 1840, (Pambula) South Coast District, Tenth six-monthly report October-08-86 to April-07-87. Gold Fields Exploration Pty Limited.

Wake, B.A., 1987; EL 2355, Sugarloaf Prospect, New South Wales for period 15 July 1986 to 14 January 1987. Pancontinental Mining Limited.

Wake, B.A. and Wynn, L.F., 1986; Exploration Licence 2355, Sugarloaf Prospect six monthly report for the period 15/1/86 – 14/7/86. Pancontinental Mining Limited.

Wroe, J.A. and Andrysik, K., 1985; Exploration Licence 1439 Stuart Town, NSW, Six-monthly Report for the Period ending March 6, 1985. Internal Report for Freeport of Australia Incorporated.

Adit
A type of entrance to an underground mining operation in which the entrance shaft is horizontal or nearly horizontal

Aeromagnetics
A geophysical technique utilised from an airborne craft

Albite
An alkali feldspar mineral

Alteration
A change in mineralogical composition of a rock commonly brought about by reactions with *hydrothermal solutions* or by pressure changes

Alluvial deposit
An alluvial deposit is an accumulation of alluvium (sediment), sometimes containing valuable ore and gemstones, or simply consisting of gravel, sand, or clay, in the bed or former bed of a river

Anomalous
A departure from the expected norm, generally geochemical or geophysical values higher or lower than the norm

Anticline
Applied to strata which dip in opposite directions from a common ridge or axis

Arenite
A clean sandstone that is well sorted, contains little or no matrix material, and has a relatively simple mineralogic composition

Argillite
A fine-grained sedimentary rock composed predominately of indurated clay particles

Arsenopyrite
An iron sulphide mineral containing arsenic

Assay
The method of determining the *concentration* of a mineral component of a rock

Axial Surface
Where the axis of a fold would intersect the Earth's surface

Bedrock
Solid rock that underlies soil or other unconsolidated material

Breccia
Fragmented rock with angular components

Buck Quartz
A large quartz reef in which there is little or no gold.

Bulk Sampling
Removing mineral substances in substantial quantities (over 50 tonnes) in order to do mineral processing tests

Calcite
A widely distributed calcium carbonate mineral

Carlin-Type
Characterized by relatively high Au/Ag, enrichment in As, Sb, Hg, and Tl, and by the dominance of *"invisible gold"* as ions or submicron-sized particles in iron sulfide. The deposits are generally but not always hosted by Paleozoic carbonate rocks, and it has been proposed that they are largely controlled by deep-seated, ancient structures

Chalcopyrite
A copper iron sulphide mineral, the most important ore of copper

Channel Sample
Material from a level groove cut across an ore exposure to obtain a true cross section of it

Chloritisation
The replacement by, conversion into, or introduction of chlorite

Clastic
Term to describe sedimentary rocks that consist of fragments of rock or other material that have been transported from their place of origin

Cleavage
The tendency of crystalline materials to split along definite planes

Conglomerate
A *sedimentary rock* consisting of rounded rock fragments cemented together

Continental Plate
A large piece of the Earth's crust and upper mantle, that moves as a rigid block

Country Rock
Rock native to an area. Often synonymous with basement rock and wall rock

Dacite
A medium grained felsic intrusive rock composed mostly of quartz and feldspar

Devonian
A time period from 395 to 345 Ma

Diamond Drilling Method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit

Diorite
A grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar (typically andesine), hornblende, and/or pyroxene

Dip
The angle at which rock stratum or structure is inclined from the horizon

Dolerite
A medium grained basic intrusive rock composed mostly of pyroxenes and sodium-calcium feldspar

Dyke
A tabular intrusion of igneous rock that cuts across the planar structure of the surrounding rock

Epithermal
Veins of gold or silver originally formed deep within the Earth's crust from ascending hot solutions

Fault
A fracture in rocks along which rocks on one side have been moved relative to the rocks on the other

Feldspar
The name of an important group of rock-forming minerals which make up as much as 60% of the Earth's crust

Feldspathihc
Containing a significant proportion of feldspar minerals

Felsic
Light coloured rock containing an abundance of any of the following: feldspars, feldspathoids, and silica

Ferruginous
Rocks of this group are usually carbonate of iron that has partially or wholly replaced limestone

Fire Assay
The assaying of metallic ores, usually gold and silver, by methods requiring a furnace heat

Fissure
Cracks in rocks or the Earth

Flysch
A sandstone formation formed during mountain building) within marine depositional facies

Fold Belt
Region in which all the bedrock has been subject to similar phases of disturbance by folding and faulting.

Galena
A lead sulphide mineral

Gangue
Wall rock surrounding a mineralised area

Gold Shoots
A zone of gold mineralisation

Gossan
The oxidised, near surface part of underlying primary sulphide minerals

Graben
A depressed block of land bordered by parallel faults

Grab Sampling
A term used to describe random sampling of rocks

Granite
A medium to coarse-grained felsic intrusive rock which contains 10-50% quartz

Greenschist
A low grade, low temperature regional metamorphism that results in a mineral assemblage typically containing chlorite, epidote and/or actinolite

Greywacke
A variety of sandstone generally characterized by its hardness, dark color, and poorly-sorted, angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix

Host Rock
Area of rock surrounding a mineralised zone

Hydrothermal
A term applied to magmatic emanations rich in water and to the alteration products and mineral deposits produced by them

Hypogene
A mineral deposit formed by ascending solutions; those solutions and environment

Igneous
A rock that has solidified from molten material or magma

Interbedded
Occurring between beds, or lying in a bed parallel to other beds of a different material

Intrusion/Intrusive
A body of igneous rock that invades older rock

Jointing
The condition or presence of joints in a body of rock

JORC
Joint Ore Reserves Committee (of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia)

Kaolinisation
Replacement or alteration of minerals, especially feldspars and micas, to form kaolin as a result of weathering or hydrothermal alteration

Kuroko
Kuroko deposits consist of intimately mixed zincblende, galena, and barite, associated (in places) with large masses of pyrite and gypsum

Lineament
A linear feature of regional extent, generally recognisable in the topography; commonly detected by satellite imagery

Lithology
A term pertaining to the general characteristics of rocks

Lode
A vein or other tabular mineral deposit with distinct boundaries

Mafic
Igneous rocks composed dominantly of iron and magnesium minerals

Magnetite
A ferromagnetic mineral form of iron oxide

Massive Sulphides
An economic deposit characterised by a large amount of base and precious metal sulphides

Matrix
The fine-grained mass of material in which larger grains or crystals are embedded, also known as groundmass

Meridianal
A curve on a surface of revolution, formed by the intersection of the surface with a plane containing the axis of revolution

Metamorphism
The process by which changes are brought about in earth's crust by the agencies of heat, pressure and chemically active fluids

Metallogenic
An area that is prospective for metallic minerals

Metasediment
Metamorphosed sedimentary rock

Metasomatism
The chemical alteration of a rock by hydrothermal fluids

Mineralisation
The hydrothermal deposition of economically important metals in the formation of orebodies

Muscovite
The most common mica, found in granites, pegmatites, gneisses and schists

Open Cut
A method of extracting rock or minerals from the earth by their removal from an open pit or borrow

Ordovician
A time period from 500 to 435 Ma

Ore
A volume of rock containing components or minerals in a mode of occurrence which renders it valuable for mining

Petrology
A general term for the study, by all available methods, of the natural history of rocks, including their origins, present conditions, alterations, and decay

Percussion Drilling
Method of drilling where rock is broken by the hammering action of a bit and the cuttings are carried to the surface by pressurised air returning outside the drill pipe

Phyllite
A type of foliated metamorphic rock primarily composed of quartz, sericite mica, and chlorite

Plagioclase
A major constituent feldspar mineral in the Earth's crust

Plunge
The inclination of a linear geological structure from the horizon

Porphyry
An igneous rock that contains conspicuous crystals in a fine grained matrix

Prophyllite
A soft mineral, often foliated and found in schists and hydrothermal veins

Pyroclastic
The entire range of fragmental products deposited directly by explosive or effusive volcanic eruptions

Pyrite, Pyrrhotite
A common, pale bronze iron sulphide mineral

Quartz
Mineral species composed of crystalline silica

Radiometric
Geophysical technique measuring emission from radioactive isotopes

RC Drilling
Reverse Circulation Drilling. Drilling where rock chips are recovered by airflow returning inside the drill rods, rather than outside, thereby returning more reliable samples

Reef
A term for a continuous mineral deposit, especially gold-bearing quartz

Reverse Fault
A fault on which the hangingwall appears to have moved upwards in relation to the footwall

Rifting
The process of the Earth's crust and lithosphere being pulled apart

Rock chip sample
A series of rock chips of fragments taken at regular intervals across a rock exposure

Schist
Fine grained micaceous metamorphic rock with laminated fabric

Sedimentary Rock
Rocks formed by the deposition of particles carried by air, water or ice

Sedimentation
The accumulation of sediment

Serpentine
A group of common rock-forming hydrous magnesium iron phyllosilicate minerals; it is also often rich in other metal ores, including chromium, manganese, cobalt and nickel

Serpentinite
A metamorphic rock comprised of an admixture of serpentine minerals

Shale
Fine grained sedimentary rock with well defined bedding planes

Shear Zone
A generally linear zone of stress along which deformation has occurred by translation of one part of a rock body relative to another part

Silurian
A time period from 435 to 395 Ma

Slaty Cleavage
A pervasive, parallel foliation of fine-grained, platy minerals in a direction perpendicular to shortening, developed by deformation and low-grade metamorphism

Sphalerite
A zinc sulphide mineral

Stockwork
A network of veins

Stope
An underground excavation in an orebody

Strike
The direction of bearing of a bed or layer of rock in the horizontal plane

Sulphides
Minerals consisting of a chemical combination of sulphur with a metal

Syncline
A downward-curving fold, with layers that dip toward the centre of the structure

Tectonic
Forces or movements resulting in the formation of structural features

Thrusts
An overriding movement of one crustal unit over another

Tuff

A type of rock consisting of consolidated volcanic ash ejected from vents during a volcanic eruption

Turbidite

Deposits from a form of underwater avalanche

Unconformity

A buried erosion surface separating two rock masses or strata of different ages, indicating that sediment deposition was not continuous

Veins

A finite volume within a rock, having a distinct shape, filled with mineralic crystal aggregates, which were precipitated from an (aqueous) fluid

Volcanic Arc

A chain of volcanic islands or mountains located near the edge of continents that are formed as the result of tectonic plate subduction

Volcanics

Collective term for extrusive igneous rocks

Volcaniclastic

Sediments comprising rock fragments derived by explosion or eruption from a volcanic vent


anglo

INDEPENDENT ACCOUNTANTS REPORT ON HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

29 June 2006

The Directors
Ironbark Gold Limited
Level 2, 16 Altona Street,
West Perth, WA, 6005

Dear Sirs

1. INTRODUCTION

This independent review report has been prepared at your request to report on certain historical and pro forma financial information in respect of Ironbark Gold Limited. The report has been prepared for inclusion in a prospectus ("the prospectus") to be dated on or about June 30 2006 relating to the proposed issue by Ironbark Gold Limited of up to 15,000,000 ordinary shares at 20 cents each.

2. BASIS OF PREPARATION

This independent review report has been prepared to provide investors with information on historical results and assets and liabilities of Ironbark Gold Limited. The historical and pro forma financial information is presented in an abbreviated form and does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports in accordance with the Corporations Act 2001. The financial information has been prepared in accordance with the Australian Equivalents to International Financial Reporting Standards (AIFRS). This report does not address the rights attaching to the securities to be issued in accordance with the prospectus, nor the risks associated with investment. Mack & Co has not been requested to consider the prospectus for Ironbark Gold Limited, the securities on offer and related invoicing issues, nor the merits and risks associated with becoming a shareholder and accordingly, has not done so, nor purports to do so. Mack & Co accordingly takes no responsibility for these matters or for any matter or omission in the prospectus, other than responsibility for this report.

3. BACKGROUND

Ironbark Gold Limited was incorporated as a Public Company on March 10 2006 and has not carried out any trading activities since incorporation. On and since incorporation and up to the date of this report the company has issued 7,500,000 fully paid ordinary shares for a total cash consideration of $400,352.

4. SCOPE

We have conducted an independent review of the following:

4.1 The income statement of Ironbark Gold Limited for the period from incorporation on March 10 2006 to May 31 2006.

4.2 The balance sheet of Ironbark Gold Limited at May 31 2006.

4.3 The statement of cash flows of Ironbark Gold Limited for the period from incorporation on March 10 2006 to May 31 2006.

4.4 The pro-forma balance sheet of Ironbark Gold Limited at May 31 2006 which adjusts the actual balance sheet to include the financial effects of the proposed issue pursuant to the prospectus.

4.5 The statement of changes in equity of Ironbark Gold Limited for the period from incorporation on March 10 2006 to May 31 2006.

4.6 Applicable notes to the above statements.

All of the financial information referred to above has not been audited. The directors of Ironbark Gold Limited are responsible for the preparation and presentation of the historical and pro-forma financial information including the determination of the pro-forma transactions.

Our review has been conducted in accordance with Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports" and was limited to inquiries and discussions with the directors of Ironbark Gold Limited, reading of directors minutes and relevant contracts, review of publicly available information and review of work papers, accounting records and other documents. Our review also determined whether the pro-forma transactions formed a reasonable basis for the preparation of the pro-forma balance sheet.

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit on the historical financial information and the pro-forma balance sheet and accordingly we do not express an audit opinion on the historical financial information and the pro-forma balance sheet set out in Appendix 1.

5. REVIEW OPINION

Based on the scope of our review, which is not an audit, nothing has come to our attention that causes us to believe that the historical information, as set out in Appendix 1, does not present fairly, in accordance with the measurement requirements, but not all of the disclosure requirements of applicable accounting standards and other mandatory professional reporting requirements in Australia, the following:

(i) The balance sheet of Ironbark Gold Limited at May 31 2006, the statement of changes in equity, and its financial performance and cash flows for the period from incorporation on March 10 2006 to May 31 2006.

(ii) The pro-forma balance sheet of Ironbark Gold Limited at May 31 2006 had the transactions as set out in section 4.4 of this report taken place as at May 31 2006.

6. SUBSEQUENT EVENTS

Subsequent to May 31 2006, Ironbark Gold Ltd entered into Executive Employment Agreements with Mr J C Downes and Mr A P Byass. Pursuant to these agreements Mr Downes and Mr Byass will each be granted 1,000,000 options on the date on which the Company is reasonably satisfied that it is in a position to satisfy the conditions imposed by the Australian Stock Exchange (ASX) for admission of the Company to the official list of the ASX and for quotation of the Company's shares on the ASX (Issue Date).

The exercise price of each option is 30 cents. The options will expire 5 years from the Issue Date, subject to the lapse of the unexercised options:

- immediately after the Executive ceases to be an employee of the Company if he resigns within two years from the Issue Date; or otherwise
- at the expiry of 60 days after the executive ceases to be an employee of the Company by reason of death, resignation or dismissal for redundancy of the Executive.

Except for the abovenoted, to the best of our knowledge and belief and based on the work we have performed as described in the Scope Section above there have been no material transactions or events subsequent to May 31 2006 which would require comment on, or adjustment to the financial information set out in Appendix 1 or that would cause the information contained in Appendix 1 to be misleading.

7. DISCLOSURE

At the date of this report Mack & Co does not have any pecuniary interest in Ironbark Gold Limited that would reasonably be regarded as being capable of affecting its ability to give an unbiased *opinion in this matter.* Mack & Co will provide audit services to Ironbark Gold Limited and will receive a professional fee for the preparation of this report.

Mack & Co consents to the inclusion of this report (including Appendix 1) in the Prospectus in the form and context in which it is included. At the date of this report this consent has not been withdrawn.

Yours faithfully

MACK & CO

K D LAW
KDL:DK

APPENDIX 1 INCOME STATEMENT

FOR THE PERIOD ENDED 31 MAY 2006

	Actual Unaudited May 31 2006 ($)
Other revenue from ordinary activities	-
Other expenses from ordinary activities	(8,107)
Profit/(Loss) from ordinary activities before income tax expense	(8,107)
Income tax expense relating to ordinary activities	-
Profit/(Loss) from ordinary activities after related income tax expense	(8,107)
Total changes in equity other than those resulting from transactions with owners as owners	(8,107)

To be read in conjunction with the notes to the Unaudited financial statements

AS AT 31 MAY 2006

	Note	Actual Unaudited May 31 2006 $	Proforma Unaudited
CURRENT ASSETS			
Cash and cash equivalents	3	352,426	3,132,426
Deferred issue costs		4,700	-
TOTAL CURRENT ASSETS		357,126	3,132,426
NON CURRENT ASSETS			
Property, plant & equipment		1,818	1,818
Bonds		30,000	30,000
Exploration & evaluation phase	4	8,906	8,906
TOTAL NON CURRENT ASSETS		40,724	40,724
TOTAL ASSETS		397,850	3,173,150
CURRENT LIABILITIES			
Other creditors		5,500	5,500
Loans - related parties		2,343	2,343
Provision for GST		(2,238)	(2,238)
TOTAL CURRENT LIABILITIES		5,605	5,605
NET ASSETS		392,245	3,167,545
EQUITY			
Contributed equity	5	400,352	3,175,652
Retained Profit / (Accumulated Losses)		(8,107)	(8,107)
TOTAL EQUITY		**392,245**	**3,167,545**

To be read in conjunction with the notes to the Unaudited financial statements

STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD ENDED 31 MAY 2006

	Note	Actual Unaudited May 31 2006 $
Issue of shares	5	400,352
Profit/(Loss) for the period		(8,107)
Balance at 31 May 2006		**392,245**

To be read in conjunction with the notes to the Unaudited financial statements

FOR THE PERIOD ENDED 31 MAY 2006

	Note	Actual Unaudited May 31 2006 ($)	Proforma Unaudited Minimum Subscription ($)
Cash flow from operating activities			
Payments to suppliers		(7,202)	(2,502)
Cash used in operating activities		(7,202)	(2,502)
Cash flow from investing activities			
Payments of exploration and evaluation costs		(8,906)	(8,906)
Payments for property, plant and equipment		(1,818)	(1,818)
Payments for tenements		(30,000)	(30,000)
Cash used in investing activities		(40,724)	(40,724)
Cash flow from financing activities			
Proceeds from share issue		400,352	3,400,352
Payments for issue costs		-	(224,700)
Cash flow from financing activities		400,352	3,175,652
Net increase in cash and cash equivalents	3	352,426	3,132,426
Cash and cash equivalents at start of period		-	-
Cash and cash equivalents at end of period	**3**	**352,426**	**3,132,426**

To be read in conjunction with the notes to the unaudited financial statements

1. FINANCIAL REPORTING FRAMEWORK

Basis of preparation of Proforma Financial Information

The Proforma Financial Information of Ironbark Gold Limited has been prepared in accordance with the recognition and measurement, but not all of the disclosure requirements of applicable Accounting Standards, UIG Consensus Views and other authoritative pronouncements of the AASB.

Significant Accounting Policies

(a) Exploration, evaluation, development and restoration costs

Exploration and evaluation expenditure

Exploration and evaluation expenditure is stated at cost and is accumulated in respect of each identifiable area of interest.

Such costs are only carried forward in respect of areas of interest for which the rights of tenure are current and where:

- such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation, to the area are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Where carried- forward expenditure does not satisfy the policy stated above it is written off to the income statement in the period in which it is incurred.

Accumulated costs in relation to an abandoned area are written off to the income statement in the period in which the decision to abandon the area is made.

Mining properties in production or under development

Mine properties in production (including exploration, evaluation and development expenditure) are accumulated and brought to account at cost less accumulated amortisation in respect of each identifiable area of interest. Amortisation of capitalised costs is provided on a production output basis, proportional to the depletion of the mineral resource of each area of interest expected to be ultimately economically recoverable.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Should the carrying value of expenditure not yet amortised exceed its estimated recoverable amount in any year, the excess is written off to the income statement.

Rehabilitation, restoration and environmental costs

Long-term environmental obligations are based on the entity's environmental management plans, in compliance with current environmental and regulatory requirements.

The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the restoration of the site.

Full provision is made based on the net present value of the estimated cost of restoring the environment disturbance that has been incurred as at the balance date. Increases due to additional environmental disturbance (to the extent that it relates to the development of an asset) are capitalised and amortised over the remaining lives of the mines.

Annual increases in provision relating to the change in the present value of the provision are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

(b) Deferred mining costs

Certain mining costs, principally those that relate to the stripping of waste and which relate to future economically recoverable ore to be mined, have been capitalised and included in the balance sheet as deferred mining in other assets (non-current).

These costs are deferred or taken to the cost of production as the case may be, so that each tonne of ore, as determined by the waste to ore ratio derived from the current pit design. The waste to ore ratio and the remaining life of the mine are regularly assessed by the Directors and management to ensure the carrying value and the rate of deferral is appropriate.

(c) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases and of the assets and liabilities and their carrying amounts for the financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary difference, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary difference associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates of (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(d) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(e) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

Receivables and payables are stated with the amount of GST included

(f) Impairment

At each reporting date, the entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the entity makes a formal estimate of the recoverable amount.

Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value or money and the risks specific to the asset or group of assets being assessed.

(g) Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity. Trade accounts are normally settled within 60 days.

Payables to related parties are initially recognised at fair value and subsequently measured at amortised cost.

(h) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and revenue can be reliably measured.

(i) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the proceeds received.

2. PROFORMA TRANSACTIONS

Proforma Unaudited represents Actual Unaudited May 31 2006 figures adjusted to reflect the effect of the proposed issue of fully paid ordinary shares at an issue price of 20 cents per share.

	Actual Unaudited May 31 2006 ($)	Proforma Unaudited Maximum Subscription ($)
3. CASH AND CASH EQUIVALENTS		
Cash at bank and on hand May 31 2006	352,426	352,426
Proceeds on proposed issue	-	3,000,000
Less estimated expenses of offer	-	(220,000)
	352,426	**3,132,426**
4. DEFERRED EXPLORATION, EVALUATION AND DEVELOPMENT COSTS		
Costs incurred to May 31 2006	8,906	8,906
	8,906	**8,906**
5. CONTRIBUTED EQUITY		
Issue of 2 ordinary fully paid shares on incorporation March 10 2006	2	2
Issued 3,149,998 ordinary fully paid shares on April 28 2006	315	315
Issued 350,000 ordinary fully paid shares on May 1 2006	35	35
Issued 4,000,000 ordinary fully paid shares on May 31 2006	400,000	400,000
Proposed issue of 15,000,000 ordinary shares	-	3,000,000
Less estimated costs of issue	-	224,700
Contributed equity	**400,352**	**3,175,652**

6. COMMITMENTS FOR FUTURE EXPENDITURE

The Company holds tenements for which there is minimum expenditure commitments of $119,500 within the first year from the date of grant being June 20 2006 and a further $119,500 in the second year.



30 June 2006

STEINEPREIS PAGANIN
Lawyers & Consultants

The Board of Directors
Ironbark Gold Limited
Level 2, 16 Altona Street
West Perth WA 6005

Dear Sirs

TENEMENT REPORT

This report is prepared for inclusion in a prospectus to be issued by Ironbark Gold Limited (Ironbark or Company) on or about 30 June 2006 (Prospectus).

1. ASSETS

As at the date of this report, the Company has an interest in exploration licences EL6506, EL6575 and EL6576 (Tenements).

A schedule of the Tenements is attached to and forms part of this report (Schedule). Part I of the Schedule contains a list of the Tenements. Part II of the Schedule contains a summary of the material terms of the agreements relating to the Tenements. Part III of the Schedule contains a summary of the status of the native title claims existing over the Tenements.

2. SEARCHES

For the purposes of this report, we have conducted searches and made enquiries in respect of all the Tenements as follows:

(a) we have reviewed searches of the Tenements in the registers maintained by the NSW Department of Primary Industries (DPI). These searches were conducted on 23 June 2006;

(b) we have reviewed searches of the Tenements conducted by the National Native Title Tribunal (NNTT) to determine if any native title claims are registered over the area of the Tenements. These searches were conducted on 14 June 2006; and

(c) we have reviewed the agreements relating to the Tenements (Agreements) and summarised the material terms (details of which are set out in Part II of the Schedule).

The Company's rights in respect of the Tenements depends on the enforceability of the Agreements and the parties to the Agreements complying with and fulfilling the terms and conditions of such Agreements.

On the basis of the searches conducted and our review of the Agreements, subject to the enforceability of such Agreements, we consider that this report (and the Schedule) provides an accurate statement as to the status of the Tenements as at the date the relevant searches were obtained.

As the Company is not recorded as being registered as the holder of a legal interest with respect to the Tenements, the Company may lodge a caveat to protect its interest and we have advised the Company to do so in order to protect its prior equitable claim to an interest in the Tenements.

3. OPINION

As a result of our searches and enquiries, but subject to the assumptions and qualifications set out below, we are of the view that, as at the date of the relevant searches:

(a) the details of the Tenements included in this report are accurate as to the status of the Tenements and the Company's interest in the Tenements;

(b) where title to a Tenement has not been granted or an application for extension of a term of a Tenement is pending, that fact is disclosed in the Schedule;

(c) all expenditure requirements under the Mining Act 1992 (NSW) (Mining Act) have been met or exemptions obtained, unless otherwise noted in the Schedule;

(d) under the terms and conditions of the Agreements, Ironbark has an interest in the Tenements on the terms set out in the Agreements, subject to the matters referred to in this report or the Schedule; and

(e) future exploration or other mining activities in respect of the Tenements which may affect native title will require compliance with the applicable processes of the Native Title Act 1993 (Cth) as amended by the Native Title Amendment Act 1998 (Cth) (which are together referred to as the NTA).

4. TENEMENTS

The Tenements comprise exploration licences granted under the Mining Act.

(a) Exploration Licence

The Tenements are exploration licences in respect of Group 1 minerals, which are metallic minerals such as gold, silver and copper.

An exploration licence issued under the Mining Act gives the holder exclusive rights to explore for the minerals specified in the area covered by the licence. An exploration licence takes effect on the date on which it is granted and ceases to have effect at the expiration of such period (not exceeding 5 years) as the relevant Minister may determine.

It is necessary to enter into an access agreement with all landholders prior to carrying out exploration (section 140). All landholders are entitled to compensation for all compensable loss caused by exploration (section 263) and mining (section 265). In the event that no agreement can be reached with the landholders, the matter can be referred to arbitration, and if not resolved, the Mining Warden for determination.

Exploration licences are renewed under the provisions of the Mining Act. If a holder intends to carry out further exploration within an exploration licence after the expiry date, the holder must apply for a renewal of the licence. Applications for renewal must be made no earlier than two months and no later than one month before the expiry date (section 113). If a valid application for renewal is not dealt with before the expiry date, the licence remains in force until the application is dealt with (section 117).

An exploration licence may not be renewed for more than half the area of the licence at the time of lodgement of the renewal application (section 116), unless special circumstances are applicable. On renewal, exploration licences can be any shape but cannot comprise more than 5 individual areas.

An exploration licence may be renewed for a maximum term of five years and may be renewed for further periods not exceeding five years on any one occasion.

(b) Generally Applicable Conditions

Mining tenements are granted subject to various conditions prescribed by the Mining Act including compliance with minimum expenditure and reporting requirements.

The Tenements are also subject to statutory requirements of, inter alia, Aboriginal heritage legislation, environmental protection legislation and rights in water legislation. These standard conditions are not detailed in the notes to the Schedule.

(c) Specific Conditions

Specific conditions applicable to the Tenements are detailed in the notes to Part I of the Schedule.

5. ABORIGINAL SITES

The Aboriginal Site Registry of the Department of Environment and Conservation (DEC) contains a list of all recorded Aboriginal objects and Aboriginal places but it is not a comprehensive list of all Aboriginal objects and Aboriginal places in a specified area. As all Aboriginal objects and Aboriginal places are protected under the National Parks and Wildlife Act 1974 (NSW) (NPW Act), it is recommended that a survey for Aboriginal objects and Aboriginal places is conducted where development is proposed.

An Aboriginal object is any material evidence relating to Aboriginal habitation of an area. An Aboriginal place is a place declared as such by the Minister administering the NPW Act, because that place is deemed to have special significance to Aboriginal culture. An Aboriginal place may or may not contain Aboriginal objects.

It is an offence to destroy, deface, damage or desecrate, or cause or permit the destruction, defacement, damage or desecration of, an Aboriginal object or Aboriginal place without a heritage impact permit issued by the Director-General of the DEC pursuant to section 90 of the NPW Act. There is a defence to this offence where a party acts with due diligence and reasonable precaution.

We have not undertaken a search of the land subject to the Tenements to determine if there are any Aboriginal objects and Aboriginal places.

The Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) (Heritage Protection Act) affords additional protection to Aboriginal sites in New South Wales. It allows declarations to be made which protect or preserve objects or areas which are of significance to Aboriginals, whether situated on private or Crown land. A protection order may be issued even if the State Minister has given consent to land use under section 18 of the Heritage Act.

Two types of declarations may be made in relation to significant Aboriginal objects or Aboriginal areas (being objects or areas of significance to Aboriginals in accordance with Aboriginal tradition) under the Heritage Protection Act:

(a) emergency declarations of preservation which remain in force for a maximum of 60 days; and

(b) declarations of preservation (which remain in force for the terms specified in the declarations).

Before making a permanent declaration in relation to an area, the Minister for Aboriginal Affairs must commission a report on the area, which addresses specific matters such as the significance of the area, the extent of the area to be protected and the effects of the declaration on any non-Aboriginal interests in the land. Compensation is payable by the Minister for Aboriginal Affairs to a person who is, or is likely to be, affected by a permanent declaration of preservation.

It is an offence to contravene a declaration made under the *Heritage Protection Act*.

In respect of these sites and any other sites identified on any of the Tenements, the Company needs to ensure that any interference with such sites is in strict conformity with the provisions of the Heritage Act.

It should be emphasised that the issue of Aboriginal heritage is entirely separate to that of Native Title.

6. NATIVE TITLE - MABO AND NATIVE TITLE LEGISLATION

The Racial Discrimination Act 1975 (Cth) (RDA) was enacted by the Federal Parliament in 1975. It made racial discrimination unlawful. The RDA is binding on the state of New South Wales.

On 3 June 1992, the High Court of Australia held in Mabo v. Queensland (no.2) (1992) 175 CLR 1 (Mabo #2) that the common law of Australia recognises a form of native title which reflects the entitlements of Aboriginal people to their traditional lands in accordance with their traditional laws and customs. In order to succeed in a native title claim, the persons making such claim must show that they enjoy certain customary *rights and privileges* in respect of a particular area of land and that by these rights and privileges they have a connection with that land.

In Mabo #2, the High Court held that native title could be extinguished through loss of traditional connection with the land or by legislative or executive actions which are inconsistent with the continued right to enjoy native title. In particular, native title may be extinguished by the State:

(a) granting a title or interest in land, such as a freehold or leasehold title; or

(b) appropriating or reserving and using land for a public purpose such as public works,

which is inconsistent with the continued right to enjoy native title in respect of the same land. Extinguishment may be whole or partial depending upon the nature of the State's action. The principles concerning extinguishment have been developed in subsequent High Court and Federal Court decisions.

The grant of a mining tenement only partially extinguishes native title rights and interests. Under section 44H of the NTA and at common law, the rights held under mining tenements will prevail over any inconsistent native title rights. In the case of exploration licences, recent court decisions have held that there is considerable scope for the co-existence of native title rights and the exploration licensee's rights.

The Commonwealth Parliament responded to the Mabo decision by passing the Native Title Act 1993 (Cth). This Act enabled a State Parliament to validate any mining tenements granted prior to its commencement which might otherwise have been invalid by reason of the RDA. The Native Title Act 1993 (Cth) was extensively amended by the Native Title Amendment Act 1998 (Cth). These amendments include the ability of a State Parliament to validate any titles which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996. In 1998, the State of NSW amended the Native Title (New South Wales) Act 1994 to validate intermediate period acts attributable to the state.

7. NATIVE TITLE - NATIVE TITLE CLAIMS

Persons claiming to hold native title may lodge an application for determination of native title with the Federal Court. The Court will then refer the application to the Native Title Registrar for the registration test.

If the Native Title Registrar is satisfied that the lodged claim meets the registration requirements set out in the NTA (Registration Test), it will be entered on the Register of Native Title Claims maintained by the National Native Title Tribunal (Register). Claimants of registered claims are afforded certain procedural rights under the NTA including the "right to negotiate".

Claims which fail to meet the Registration Test are recorded on the Schedule of Applications Received. Such claims may be entered on the Register at a later date if additional information is provided by the claimant that satisfies the Registration Test. If a claim fails to meet the Registration Test, this only means that the native title claimants do not have access to the future act procedures under the NTA. It does not mean that the claim has been dismissed or discontinued. An unregistered claim must still be heard and determined by the Federal Court. Until a native title claim has been determined by the Federal Court the existence of native title will be uncertain. Prudence dictates that native title should be assumed to exist over all claimed land other than freehold, "exclusive possession" leasehold or vested reserve until the claim has been determined.

Part III of the Schedule sets out the status of native title claims in respect of the Tenements.

We have not undertaken the considerable historical, anthropological and ethnographic work that would be required to determine the possibility of any further native title claims being made in the future.

8. NATIVE TITLE - VALIDITY OF TITLES

(a) Tenements granted since 23 December 1996

Mining tenements granted since 23 December 1996 may be invalid if they were granted over land other than freehold, "exclusive possession" leasehold or vested reserve and the applicable processes prescribed by the NTA were not complied with.

All of the Tenements in which the Company has an interest have been granted since 23 December 2006. On the basis that the procedural requirements of the NTA were complied with prior to their grant, each of the Tenements is valid so far as native title is concerned.

(b) Future Tenement Grants

The NTA regulates all future actions (such as the grant of a mining tenement) which affect native title rights. These actions are known as "future acts". A future act will be valid if it falls within one of a number of categories of land dealings specified in the NTA provided that there is compliance with the applicable procedural requirements: NTA Part 2, Division 3, Subdivisions B-P.

Accordingly, if the grant of any future applications for mining tenements affects native title, the grant will be a future act and will be valid only if there has been compliance with the relevant requirements of the NTA. These requirements are known as the "right to negotiate procedures". They are contained in Part 2 Division 3 Subdivision P of the NTA. They involve the notification and advertising of a proposed grant, negotiation by the State and the tenement applicant with any registered native title claimants and, if agreement cannot be reached, determination by the National Native Title Tribunal.

Tenements may also be validly granted under an Indigenous Land Use Agreement (Subdivisions B, C and D of the NTA) which must be entered into with all the registered native title claimants for the area and registered under the NTA.

As at the date of this report, the Company does not have an interest in any tenement applications.

9. QUALIFICATIONS

While the status of the Tenements is dealt with in the Schedule, we point out, by way of summary, that:

(a) we have assumed the accuracy and completeness of all Tenement searches and other information or responses which were obtained from the relevant department or authority. We cannot comment on any obligations of the Company that may arise from agreements that are not registered as a dealing, encumbrance or otherwise noted on the searches of the Tenements obtained from the DPI;

(b) the holding of the Tenements is subject to compliance with the terms and conditions and the provisions of the Mining Act;

(c) we have assumed the accuracy and completeness of any instructions or information which we have received from the Company or any of its officers, agents and representatives;

(d) with respect to any application for the grant of a Tenement, we express no opinion as to whether such application will ultimately be granted and that reasonable conditions will be imposed upon grant, although we have no reason to believe that any application will be refused or that unreasonable conditions will be imposed;

(e) where compliance with the requirements necessary to maintain a Tenement in good standing is not disclosed on the face of the searches referred to in this report, we express no opinion on such compliance;

(f) reference in the Schedule to any area of land are taken from details shown on searches obtained from the DPI. It is not possible to verify the accuracy of those areas without conducting a survey;

(g) where Ministerial consent to any agreement or dealing referred to in the Tenement Schedule is being or will be sought, we express no opinion as to whether such consent will be granted, or the consequences of consent being refused, although we have no reason to believe that any application for consent will be refused; and

(h) the information in the Schedule is accurate as at the date the relevant searches were obtained. We cannot comment on whether any changes have occurred in respect of the Tenements between the date of the searches and the date of the Prospectus.

10. CONSENT

This report is given solely for the benefit of the Company and the directors of the Company in connection with the issue of the Prospectus and is not to be relied on or disclosed to any other person or used for any other purpose or quoted or referred to in any public document or filed with any government body or other person without our prior consent.

Yours faithfully

Steinepreis Paganin

TENEMENT	HOLDER / APPLICANT	SHARES HELD	GRANT DATE	EXPIRY DATE	AREA SIZE	MINIMUM ANNUAL EXPENDITURE	ENCUMBRANCES/ DEALINGS	NOTES	NATIVE TITLE CLAIMS
EL6506	Jonathan Charles Downes	100% owned	27/01/06	26/01/08	9 Units	$24,500	Security - $10,000 Agreement Z05-0214 (Pending) - Deed of Trust Agreement Z05-0214 (Pending) - Deed of Trust	A, 1 - 33	-
EL6575	Megan Roberts	100% owned	20/06/06	18/06/08	90 units	$66,000	Security - $10,000 Agreement Z06-0101 (Pending) - Deed of Trust	B, 1 - 25, 27 - 33, 35	
EL6576	Katrina Peta Downes	100% owned	20/06/06	19/06/08	20 units	$30,000	Security - $10,000 Agreement Z06-0096 (Pending) - Deed of Trust	C, 1 - 25, 27 - 34	-

KEY TO TENEMENT SCHEDULE

E - Exploration Licence

All of the native title claims listed in the Schedule have been accepted and entered on the Register of Native Title Claims. Please refer to Part II of this Report for the status of the Native Title Claims.

References to letters in the "Notes" column refers to the agreements summarised in Part II of the report. References to numbers in the "Notes" column refers to the notes following this table.

Notes

All Tenements are subject to the standard endorsements and conditions imposed by the NSW Department of Primary Industries.

1. **The prospecting operations listed in Category 1 may be conducted on the licence area provided that:**

   (a) the operations do not cause more than minimal impact on the environment, taking into account the sensitivity of the local environment to disturbance;

   (b) the operations do not cause harm to any threatened species, population or ecological community, or their habitats, including critical habitat;

   (c) the operations do not cause damage to Aboriginal objects or Aboriginal places;

   (d) the operations do not cause damage to the values and features listed in section 238 of the Act;

   (e) the requirements of section 30 of the Act are met, if relevant; and

   (f) the requirements of all State conservation, threatened species, environmental protection, heritage and related legislation are met.

2. **All prospecting operations not covered by Condition 1 require additional approval. Such operations comprise:**

   (a) prospecting operations listed in Category 1 where the provisos listed under Condition 1 cannot be satisfied;

   (b) prospecting operations listed in Category 2 or 3; and

   (c) surface disturbing prospecting operations not listed in Categories 1, 2 or 3.

All such prospecting operations require prior notification on a Surface Disturbance Notice form to the Department.

Approval by the Department requires assessment and determination under Part 5 of the Environmental Planning and Assessment Act 1979 (EP&A Act).

In the case of prospecting operations listed in Category 3, a review of environmental factors (REF) must be prepared, and must accompany the Surface Disturbance Notice. In respect of prospecting operations not listed under Category 3, the Department, after consideration of the completed Surface Disturbance Notice form, will determine whether a REF must be prepared and notify the licence holder in writing. Any REF must be prepared in accordance with Departmental guidelines. If the impact of prospecting operations on the environment is determined as likely to be significant in terms of Part 5 of the EP&A Act, then the Department will require the licence holder to submit an Environmental Impact Statement (EIS).

The licence holder must not commence the operations without prior written approval from the Department.

3. The licence holder must not commence prospecting operations in an exempted area under the Act without obtaining prior written consent from the Minister.

"Exempted areas" under the Act are lands set aside for public purposes. They include travelling stock reserves, road reserves, water supply reserves, State forests, and public reserves and permanent commons. Under Section 30 of the Act the "exercise of rights" under an exploration licence is subject to the consent of the Minister. The "exercise of rights" includes the right to conduct prospecting operations. The Minister's consent requires assessment and determination under Part 5 of the EP&A Act.

Applications for the Minister's consent to exercise rights under the licence may address Category 1 prospecting operations only, or may also address prospecting operations requiring further approval under Condition 2. If an application for the Minister's consent is submitted in terms of Category 1 prospecting operations only, then if granted it will contain a condition requiring approval of further prospecting operations under Condition 2. If the application also addresses prospecting operations requiring further approval under Condition 2, then it will satisfy the requirements of Condition 2 for prior notification to and approval by the Department of those operations. The Minister's consent may be granted subject to conditions.

Applications for the Minister's consent to exercise rights under the licence are to be submitted to the Titles Program, accompanied by any necessary Surface Disturbance Notice form, REF or EIS (see Condition 2). Inclusion of the views and requirements of the agency or council controlling the exempted area will speed up the consent process.

4. The licence holder must not prospect on any land or waters on which native title exists without the prior written consent of the Minister.

5. Environmental Management Conditions

(a) Conditions attached to any consent or approval given pursuant to the Act or this licence are taken to be conditions of this licence and are enforceable under the Act as such.

(b) Without limiting the generality of paragraph (a) conditions attached to the following approvals and consents are taken to be conditions of this licence and are enforceable as such:

(i) Approvals under conditions 2, 8, 9, 16(a), 17, 20(b) and 21(a); and

(ii) Consents under conditions 3 and 4.

(c) For the purposes of Sections 125(3) and 374A(1) of the Act, Conditions 1 to 6 and 9 to 32 (if included in the licence) are identified as being related to environmental management.

(d) For the purposes of Division 3 of Part 11 of the Act, Conditions 1 to 6 and 9 to 28 (if included in the licence) are identified as being imposed under Division 2 of Part 11 of the Act, as well as being imposed under Section 26(1), 114(4) or 121(3) of the Act as the case may be.

6. Environmental Management - General

(a) Environmental management of operations must be carried out according to current best environmental practice* or, alternately, it must conform to a specific Environmental Management Plan prepared by the licence holder which is acceptable to the Department

- As a guide see "Onshore Minerals and Petroleum Exploration", 1996 Commonwealth Department of the Environment and Heritage or "Guidelines for Environmentally Responsible Mineral Exploration in NSW" 1998 NSW Minerals Council.

(b) Approval of Category 3 prospecting operations may be subject to a requirement to prepare an Environmental Management Plan (EMP). When directed in writing by the Department, the licence holder must prepare an EMP for the operations or for a specific aspect of the operations. The EMP must be prepared in a format and with content as specified and to a timetable specified by the Department

7. Aboriginal Cultural Heritage

(a) Prior to carrying out any prospecting operations the licence holder must consider potential impacts on Aboriginal Heritage according to Guidelines for Aboriginal Heritage Impact Assessment in the Exploration and Mining Industries (NPWS, October 1997).

(b) Aboriginal Cultural Heritage issues must be satisfactorily addressed in any notification under Condition 2 of this licence.

(c) The licence holder must not knowingly destroy, deface or damage any Aboriginal object or Aboriginal place within the area except in accordance with a consent issued under the National Parks and Wildlife Act 1974. The licence holder must take all necessary precautions in drilling, excavating or disturbing the land against any such destruction, defacement or damage.

8. Threatened Species, Populations, Ecological Communities and their Habitats, and Critical Habitat

(a) Prior to carrying out any prospecting operations the licence holder must consider potential impacts on threatened species (of plants, animals and fish), populations and ecological communities and their habitats, and critical habitat, and plan the activities to minimise any such impacts.

(b) Threatened species populations and ecological communities and their habitats, and critical habitat, must be satisfactorily addressed in any notification under Condition 2 of this licence.

(c) The licence holder must comply with legislation relating to threatened species, populations, ecological communities and their habitat, and critical habitat. Should prospecting operations require a licence under the National Parks and Wildlife Act 1974 or the Threatened Species Conservation Act 1995 then the licence holder must obtain such a licence.

9. Heritage Items

(a) Prior to carrying out any prospecting operations the licence holder must consider potential impacts on items of heritage significance including old mine relics and workings. The licence holder must take all necessary precautions in drilling, excavating or disturbing the land against causing any damage to or destruction of items of heritage significance.

(b) Heritage items must be satisfactorily addressed in any notification under Condition 2 of this licence.

(c) The licence holder must not disturb any item of heritage significance within the area except in accordance with an approval issued under the Heritage Act 1977.

10. Trees and Vegetation

(a) The licence holder must not fell trees, strip bark or cut timber on any land subject of this licence without the consent of the landholder who is entitled to the use of the timber, or if such a landholder refuses consent or attaches unreasonable conditions to the consent, without the approval of the Mining Warden.

(b) The licence holder must not cut, destroy, ringbark or remove any timber or other vegetative cover on any land the subject of this licence other than in accordance with the conditions of this licence and any approval granted thereunder. Any clearing not authorised under the Act must comply with the provisions of the Native Vegetation Conservation Act 1997.

(c) The licence holder must have any necessary licence from the Department's State Forests Division before using timber from any Crown land within the licence area.

11. Roads and Tracks

(a) Operations must not affect the public's normal use of any road or track unless with the prior written approval of the Department.

(b) Operations must not affect the availability of existing roads on any land for use for fire fighting.

(c) The licence holder must pay to the designated authority in control of the road or track (generally the local council or the Roads and Traffic Authority) the reasonable costs incurred by the designated authority in fixing any damage to roads caused by operations carried out under the licence.

(d) During wet weather the use of any road or track must be restricted so as to prevent damage to the road or track.

(e) Existing access tracks should be used for all operations where possible. New access tracks must be kept to a minimum and be positioned so that they do not cause any unnecessary damage to the land, watercourses or vegetation.

(f) The design, construction, repair and rehabilitation of constructed access tracks must be in accordance with specifications given in any Review of Environmental Factors required (Condition 2) or an Environmental Management Plan (Condition 11) which has been accepted by the Department.

(g) As soon as possible after they are no longer required for prospecting operations temporary access tracks must be rehabilitated and revegetated to the satisfaction of the Department.

(h) Rehabilitation activities undertaken in regard to this Condition must be included in reports prepared in accordance with Condition 28 (a).

12. **The licence holder must not interfere with the flow of water in any stream or watercourse without the prior written approval of the Department, and subject to any conditions that may be stipulated.**

13. **Erosion and Sediment Controls**

(a) All operations must be planned and carried out in a manner that minimises erosion and controls sediment movement. The licence holder must observe and perform any instructions given by the Department in this regard.

(b) For operations requiring approval under Condition 2 the licence holder must document in any Review of Environmental Factors required a plan setting out the proposed methods for minimising erosion and controlling sediment movement.

(c) The procedures undertaken to minimise erosion and control of sediment movement must be included in reports prepared in accordance with Condition 28 (a).

14. **Prevention and Monitoring of Pollution**

(a) Operations must be planned and carried out in a manner that does not cause or aggravate air pollution, water pollution (including sedimentation) or soil contamination. For the purpose of this condition, water shall be taken to include any watercourse, waterbody or groundwaters. The licence holder must observe and perform any instructions given by the Department in this regard.

(b) For operations requiring approval under Condition 2 the licence holder must document in any Review of Environmental Factors required the proposed methods for minimising air pollution, water pollution and soil contamination.

(c) The licence holder must carry out environmental monitoring as directed by the Department to assess environmental performance in relation to prevention of pollution and rehabilitation of affected areas.

(d) The procedures and results of monitoring of the activities undertaken to minimise air pollution, water pollution and soil contamination must be included in reports prepared in accordance with Condition 28 (a).

15. **Refuse, Chemicals, Fuels and Waste Materials**

(a) The licence holder must maintain operations areas in a clean and tidy condition at all times.

(b) All refuse and waste materials must be collected, segregated and deposited in properly constructed containers and removed to an approved landfill or buried in an approved manner at an approved location.

(c) Sanitation collection should be in accordance with the requirements of the local authority, or the licence holder must make such provisions for sanitation as may be directed by the Department.

(d) Precautions must be taken to prevent spills and soil contamination. All chemicals, fuels and oils must be stored in sound containers and kept spill trays or in a bunded area. A supply of appropriate spill and dust prevention and oil absorbent materials must be maintained at drill sites.

(e) All drill cuttings and fluids must be contained in above-ground tanks or in-ground sumps. To prevent contamination of the groundwater or soils in-ground sumps must be plastic lined whenever toxic or non-biodegradable drilling fluids are used or when drilling into rock potentially containing high concentrations of toxic metals or metalloids.

(f) Any soil contaminated by chemicals, oils and fuels, or drilling mud or drill core containing toxic metals must be collected and remediated or disposed of in an approved manner, and the site rehabilitated with clean soil.

(g) Activities undertaken in regard to this Condition must be included in reports prepared in accordance with Condition 28 (a).

16. **Transmission Lines, Communication Lines, Pipelines and other Public Utilities**

(a) Operations must not interfere with or impair the stability or efficiency of any transmission line, communication line, pipeline or any other public utility without the prior written approval of the Department and subject to any conditions that may be stipulated.

(b) If the operation in any way impacts on the utility the licence holder must inform the authority in control of the utility and provide sufficient information for the authority to assess the proposal or its impacts. The licence holder must pay costs for remediation or repair of damage to utilities caused by prospecting operations and associated activities.

17. Drilling

(a) At least 28 days prior to commencement of drilling operations other than Category 1 drilling the licence holder must notify the relevant Department of Infrastructure, Planning and Natural Resources Regional Hydrologist of the intention to drill exploratory drill holes together with information on the nature and location of the proposed holes.

(b) If the licence holder drills exploratory drill holes he must satisfy the Department that during and after the activity:

(i) all holes cored or otherwise are constructed and/or sealed to prevent the collapse of the surrounding surface;

(ii) if any drill hole meets natural or noxious gases it is plugged or sealed to prevent their escape;

(iii) if any drill hole meets an artesian or sub-artesian flow it is effectively sealed to prevent contamination or cross-contamination of aquifers, and is permanently sealed with cement plugs to prevent surface discharge of groundwater;

(iv) potentially hazardous tools or logging equipment dropped in holes and unable to be recovered must be reported to the Regional Inspector of Mines and if directed to do so the licence holder must recover the equipment;

(v) waters flowing from any drill holes must be managed and contained. Disposal of any such waters must be in accordance with the ANZECC/ARMCANZ 2000 Water Quality Guidelines so as to meet the environmental values of the receiving watercourse or stock dam, or must be disposed of in accordance with a licence issued by the Department of Environment and Conservation;

(vi) once any drill hole ceases to be used the land and its immediate vicinity is to be rehabilitated to its former condition;

(vii) activities undertaken in regard to this Condition must be included in reports prepared in accordance with Condition 28(a).

18. Where the licence holder wishes to temporarily maintain a drillhole in an open condition for monitoring purposes, or where a landholder requests that a drillhole be left open for water supply purposes, the licence holder shall inform the Department and provide reasons for leaving the hole open.

If leaving the drillhole open at the request of a landholder, the licence holder must produce a signed copy of a document transferring the responsibility of that drillhole and its licencing requirements to the landholder. All drillholes which are maintained in an open condition must be cased to prevent collapse and fitted with a removable cap to ensure the safety of persons and stock.

19. Rehabilitation of land

(a) Land disturbed must be rehabilitated to a stable and permanent form suitable for a subsequent land use acceptable to the Department so that:-

(i) there is no adverse environmental effect outside the disturbed area and the land is properly drained and protected from soil erosion;

(ii) the state of the land is compatible with the surrounding land and land use requirements;

(iii) the landforms, soils, hydrology and flora require no greater maintenance than that in or on the surrounding land;

(iv) in cases where native vegetation has been removed or damaged, and where vegetation is required, species endemic to the area must be re-established. If the previous vegetation was not native, any re-established vegetation must be appropriate to the area or to the satisfaction of the landholder. Any re-established vegetation must be at an acceptable density and diversity; and

(v) the land does not pose a threat to public safety

(b) Any topsoil that is temporarily removed from an area of prospecting operations must be stored, maintained and returned as soon as possible in a manner acceptable to the Department.

(c) Any shafts, drill holes and excavations, that remain abandoned from previous mining or exploration, which are opened up or used by the licence holder must be filled in or otherwise rehabilitated to a standard acceptable to the Department.

(d) All rehabilitation of disturbed areas should be completed before the expiry of the licence or immediately following termination of the licence.

(e) Activities undertaken in regard to this Condition must be included in reports prepared in accordance with Condition 28(a).

20. Environmental Reporting

(a) An Environmental and Rehabilitation Report must be submitted to the Department as follows:

(i) The reports must be prepared according to Departmental Guidelines for environmental and rehabilitation reporting on exploration licences.

(ii) The reports must be lodged within one month of expiry or earlier termination of the licence or whenever part of the licence ceases to have effect.

(iii) The reports must be prepared to the satisfaction of the Department and include information on all surface disturbing prospecting operations and rehabilitation carried out in the licence area or in the part of the licence that has ceased to have effect. They should include sufficient information to demonstrate that the requirements of Conditions 1 to 6 and 9 to 27 or those of them included in the licence have been satisfied.

(b) An Incident and Complaints Report must be submitted to the Department as follows:

(i) The report is to be submitted within 24 hours of confirmation of any serious environmental incident, breach of Conditions 1 to 27 or those of them included in the licence or breach of other environmental regulations, or a serious complaint from landholders or the public.

(ii) The report must include the details of the exploration licence, contact details for the exploration manager, complainant and landholder, a map showing the area of concern, the nature of the incident or complaint, likely causes and consequences, and a timetable showing actions taken or planned to fix the problem.

(iii) Details of all incidents or complaints occurring whilst the licence is in force must be included in reports prepared in accordance with Condition 28 (a).

(c) Additional environmental reports may be required on specific surface disturbing operations or environmental incidents from time to time as directed in writing by the Department and must be lodged as instructed.

21. Security

(a) A security in the sum of $10,000.00 must be given and maintained with the Minister by the licence holder for the purpose of ensuring the fulfilment by the licence holder of obligations under this licence. If the licence holder fails to fulfil any one or more of such obligations, the said sum may be applied at the discretion of the Minister towards the cost of fulfilling such obligations.

(b) The licence holder must provide the security required by paragraph (a) in one of the following forms:

- cash, or
- a security certificate in a form approved by the Minister and issued by an authorised deposit-taking institution.

22. For the purposes of Condition 29, the licence holder shall be deemed to have failed to fulfil the obligations of this licence if the licence holder fails to comply with:

(a) any condition or provision of the licence;

(b) any condition of a consent or approval given pursuant to the Act or the licence;

(c) any provision of the Act or regulations made thereunder; or

(d) any direction or other instruction given by the Department pursuant to paragraphs (a) - (c) above.

23. Control of Operations

(a) If the Department believes that the licence holder is not complying with any provision of the Act or Regulations, or any condition or provision of this licence, the Department may direct the licence holder to:

- cease all prospecting operations and other activities authorised by the licence; or
- cease those prospecting operations and other activities not complying;

until in the opinion of the Department the situation has been corrected.

(b) The licence holder must comply with any direction given under this Condition.

24. Safety of Operations

(a) The licence holder must give notification to the Department at the Department's nearest regional office at least 7 days before commencement of any field exploration activity involving drilling, blasting or other potentially hazardous operation

(b) Operations must be carried out in a manner that ensures the safety of landholders and members of the public, stock and wildlife in the vicinity of the operations.

(c) The measures put in place to control hazards must comply with the Mines Inspection Act 1901 and the Mines Inspection Act 1901 General Rule 2000. These measures include, but are not limited to, the development of a Safety Management Plan prepared according to Departmental guidelines.

(d) Operations must be carried out and supervised in a manner that ensures the safety of all employees and contractors.

25. Core Samples (For Groups 1 to 7 and Group 10 Minerals)

(a) The licence holder must supply notifications and particulars and preserve any cores and samples as required by Section 42B of the Mines Inspection Act, 1901.

(b) The holder must not dispose of any core obtained during the course of drilling in the licence area without first offering it to the Department for archival storage. On termination of the licence the licence holder must advise the Department of plans regarding the continued storage or disposal of core. If so directed, the licence holder must lodge selected core with the Department's Core Library at Londonderry.

(c) Selected core must be lodged with the Department in standard modular metal core boxes, the size specifications of which are obtainable from the Core Library.

26. The licence holder must effectively prospect the licence area and, unless approved by the Department, must expend on operations no less than $24,500.00 per annum whilst the licence is in force.

27. The licence holder must satisfactorily complete the work program nominated in the application for this licence or for renewal of this licence. Any change to the proposed program must be approved by the Department.

28. Prospecting operations are to be conducted, or directly supervised, by the Technical Manager nominated in the application for this licence. The nominated technical manager must prepare or supervise and approve all exploration reports. Any change to the Technical Manager must be approved by the Department.

29. The licence holder must lodge reports to the satisfaction of the Department detailing the operations conducted. The reports must comply with Departmental guidelines for preparation of geological reports and be lodged, as specified in this condition, and include all maps, plans and data necessary to satisfactorily interpret and evaluate the reports.

Approval by the Department is required if the holder wishes to lodge reports at times other than those specified.

(a) Annual Reports must be lodged within one calendar month after the expiry of each 12 months of the term of the licence and must contain full particulars of:

(i) all surveys and other operations, including expenditure thereon, carried out by or on behalf of the licence holder during the 12 month period; and

(ii) the results and conclusions of such surveys and other operations; and

(iii) the proposed exploration to be conducted during the following 12 month period.

(b) Interim Reports must be lodged within one calendar month after the expiry of the first six months of each annual period. They must therefore be lodged after the first six months, and thereafter at 12 monthly intervals. Each report must contain a brief summary of exploration completed in the six months and the proposed exploration to be conducted in the following six months. The reports should be completed on the "Interim Report on Mineral Exploration" form.

(c) Airborne Geophysical Survey Results must be lodged within 6 calendar months of the completion of any airborne geophysical survey. The results must be in digital form and comply with Departmental Guidelines for the Submission of Digital Exploration Data.

(d) A Final Report must be lodged on the expiry or earlier termination of the licence and must contain:

(i) a summary of all surveys and other operations carried out by or on behalf of the licence holder during the full term of the licence from grant to termination; and

(ii) detailed data of all surveys and other operations if these have not been provided in previous Annual Reports; and

(iii) the main results and conclusions of each phase of operations.

(e) Additional Reports on surveys and other operations may be required from time to time and must be lodged as instructed.

30. Confidentiality of Reports

(a) All exploration reports lodged in accordance with the conditions of this licence will be kept confidential while the licence is in force, except in cases where:

- the licence holder has agreed that specified reports may be made non-confidential.
- reports deal with exploration conducted exclusively on areas that have ceased to be part of the licence.

(b) Confidentiality will be continued beyond the termination of a licence where an application for a flow-on title was lodged during the currency of the licence. The confidentiality will last until that flow-on title or any subsequent flow-on title, has terminated.

(c) Continued confidentiality is subject to the licence holder lodging a report that covers all exploration conducted on the areas not covered by the flow-on title. This report will be made public.

(d) The Department may extend the period of confidentiality.

31. Licence to Use Reports

(a) The licence holder grants to the Minister, by way of a non-exclusive licence, the right in copyright to publish, print, adapt and reproduce all exploration reports lodged in any form and for the full duration of copyright.

(b) The non-exclusive licence will operate as consent for the purposes of section 365 of the Act.

32. The terms of the non-exclusive copyright licence granted under Condition 46(a) are:

(a) the Minister may sub-license others to publish, print, adapt and reproduce but not on-licence reports.

(b) the Minister and any sub-licensee will acknowledge the licence holder's and any identifiable consultant's ownership of copyright in any reproduction of the reports, including storage of reports onto an electronic database.

(c) the licence holder does not warrant ownership of all copyright works in any report and, the licence holder will use best endeavours to identify those parts of the report for which the licence holder owns the copyright.

(d) there is no royalty payable by the Minister for the licence.

(e) if the licence holder has reasonable grounds to believe that the Minister has exercised his rights under the non-exclusive copyright licence in a manner which adversely affects the operations of the licence holder, that licence is revocable on the giving of a period of not less than three months notice

33. The licence holder must observe any instructions given by the Department in conection with minimising or preventing public inconvenience or damage to public or private property.

34. The licence holder must effectively prospect the licence area and, unless approved by the Department, must expend on operations no less than $30,000.00 per annum whilst the licence is in force.

35. The licence holder must effectively prospect the licence area and, unless approved by the Department, must expend on operations no less than $65,000.00 per annum whilst the licence is in force.

A. DECLARATIONS OF TRUST - ELA2533

On 13 May 2005, Jonathan Charles Downes created a Deed of Trust pursuant to which his interest in Exploration Licence Application 2533 was declared to be held on trust in favour of Megan Ruth Roberts. The Deed of Trust declares that Megan Ruth Roberts intends to hold her 100% beneficial interest in Exploration Licence Application 2533 on trust for Ironbark Gold Limited (when incorporated) (Ironbark).

On 27 January 2006, the Minister for Mineral Resources of NSW granted Exploration Licence 6506 in respect of this application.

On 10 March 2006, Megan Ruth Roberts created a Deed of Trust pursuant to which her 100% beneficial interest in Exploration Licence 6506 was declared to be held on trust for Ironbark.

B. DECLARATION OF TRUST - ELA2682

On 10 March 2006, Megan Ruth Roberts created a Deed of Trust pursuant to which her interest in Exploration Licence Application 2682 was declared to be held on trust for Ironbark.

On 20 June 2006, the Minister for Mineral Resources of NSW granted Exploration Licence 6575 in respect of this application.

C. DECLARATION OF TRUST - ELA2677

On 10 March 2006, Katrina Peta Downes created a Deed of Trust pursuant to which her interest in Exploration Licence Application 2677 was declared to be held on trust for Ironbark.

On 20 June 2006, the Minister for Mineral Resources of NSW granted Exploration Licence 6576 in respect of this application.

In respect of each of the Declarations of Trust referred to above, the trustee undertakes and acknowledges:

(a) to continue to hold an interest in the relevant Tenement on trust for the relevant beneficiary; and

(b) to transfer or transfer the proceeds derived from the sale of the beneficiary's interest in the Tenement to the beneficiary (representing 100% of the Tenement) or any other person or company nominated in writing by the beneficiary subject to the trustee and their successors and assigns being indemnified against all claims or demands made or arising by reason of their acquisition or transfer of the Tenement to them being registered in their name.

STATUS OF NATIVE TITLE CLAIMS - PART 3

The native title searches conducted by the NNTT in respect of the Tenements indicates that:

(c) there is no overlap with any determination of native title as per the National Native Title Register;

(d) there is no overlap with any registered application as per the Register of Native Title Claims; and

(e) there is no overlap with any scheduled application as filed with the Federal Court.

Accordingly, as at 14 June 2006, none of the Tenements are directly affected by any current native title claims under the NTA.

Part of the underlying exploration licence area in respect of the Tenements consists of crown land, and exempt land (state forests). In the event that exploration activities are conducted over crown land or exempt land, the Company may be required to observe the "right to negotiate" procedure under the NTA (as set out in Sections 7 and 8 above).



10.1 INTRODUCTION

An investment in the Company is not risk free and prospective new investors should consider the risk factors described below, together with information contained elsewhere in this Prospectus, before deciding whether to apply for Shares.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

10.2 ECONOMIC RISKS

General economic conditions, movements in interest and inflation rates and currency exchange rates may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

Further, share market conditions may affect the value of the Company's quoted securities regardless of the Company's operating performance. Share market conditions are affected by many factors such as:

(a) general economic outlook;
(b) interest rates and inflation rates;
(c) currency fluctuations;
(d) changes in investor sentiment toward particular market sectors;
(e) the demand for, and supply of, capital; and
(f) terrorism or other hostilities.

10.3 MARKET CONDITIONS

The market price of the Shares can fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and resource exploration stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

10.4 EXPLORATION SUCCESS

The mineral Tenements of the Company as described in this Prospectus are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings.

There can be no assurance that exploration of the Tenements, or any other tenements that may be acquired in the future, will result in the discovery of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

The exploration costs of the Company described in the Independent Geologist's Report are based on certain assumptions with respect to the method and timing of exploration. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice, which may materially and adversely affect the Company's viability

10.5 OPERATING RISKS

The operations of the Company may be affected by various factors, including failure to locate or identify mineral deposits, failure to achieve predicted grades in exploration and mining, operational and technical difficulties encountered in mining, difficulties in commissioning and operating plant and equipment, mechanical failure or plant breakdown, unanticipated metallurgical problems which may affect extraction costs, adverse weather conditions, industrial and environmental accidents, industrial disputes, and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

Having been incorporated on 10 March 2006, the Company does not have any operating history, although it should be noted that the Company's directors have between them significant operational experience. No assurances can be given that the Company will achieve commercial viability through the successful exploration and/or mining of its tenement interests. Until the Company is able to realise value from its projects, it is likely to incur ongoing operating losses.

10.6 RESOURCE ESTIMATES

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, the estimates are likely to change. This may result in alterations to development and mining plans which may, in turn, adversely affect the Company's operations.

10.7 COMMODITY PRICE VOLATILITY AND EXCHANGE RATE RISKS

If the Company achieves success leading to mineral production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks. Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for precious and base metals, technological advancements, forward selling activities and other macro-economic factors.

Furthermore, international prices of various commodities are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken into account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the Australian dollar as determined in international markets.

10.8 ENVIRONMENTAL RISKS

The operations and proposed activities of the Company are subject to State and Federal laws and regulation concerning the environment. As with most exploration projects and mining operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or mine development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

In this regard, the Department of Primary Industries - Mineral Resources in New South Wales from time to time reviews the environmental bonds that are placed on tenements. The Directors are not in a position to state whether a review is imminent or whether the outcome of such a review would be detrimental to the funding needs of the Company.

10.9 TITLE RISKS AND NATIVE TITLE

Interests in tenements in Australia are governed by the respective State legislation and are evidenced by the granting of licences or leases. Each licence or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, the Company could lose title to or its interest in tenements if licence conditions are not met or if insufficient funds are available to meet expenditure commitments.

It is also possible that, in relation to tenements which the Company has an interest in or will in the future acquire such an interest, there may be areas over which legitimate common law native title rights of Aboriginal Australians exist. If native title rights do exist, the ability of the Company to gain access to tenements (through obtaining consent of any relevant landowner), or to progress from the exploration phase to the development and mining phases of operations may be adversely affected.

The Directors will closely monitor the potential effect of native title claims involving tenements in which the Company has or may have an interest.

10.10 ADDITIONAL REQUIREMENTS FOR CAPITAL

The Company's capital requirements depend on numerous factors. Depending on the Company's ability to generate income from its operations, the Company may require further financing in addition to amounts raised under the capital raising. Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back its exploration programmes as the case may be.

10.11 RELIANCE ON KEY MANAGEMENT

The responsibility of overseeing the day-to-day operations and the strategic management of the Company depends substantially on its senior management and its key personnel. There can be no assurance given that there will be no detrimental impact on the Company if one or more of these employees cease their employment.

10.12 INVESTMENT SPECULATIVE

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the securities offered under this Prospectus. Therefore, the securities to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those securities.

Potential investors should consider that the investment in the Company is speculative and should consult their professional advisers before deciding whether to apply for securities pursuant to this Prospectus.

11.1 TRUST DEEDS

The Company holds a beneficial 100% interest in each of the Tenements pursuant to trust deeds. Details of these trust deeds are set out in Part II of the Solicitor's Report on Tenements comprised in Section 9 of the Prospectus.

11.2 EXECUTIVE SERVICE AGREEMENTS

The Company has entered into executive service agreements with each of Mr Adrian Byass (as Technical Manager) and Mr Jonathan Downes (as Managing Director).

Under these agreements, each of Mr Byass and Mr Downes will receive a salary of $100,000 per annum for fulfilling their respective roles. The agreements may be terminated by either party with 3 month's notice.

Upon the Company being reasonably satisfied that it will satisfy the pre-quotation conditions imposed by ASX for admission of the Company to the Official List, each of Mr Byass and Mr Downes will be issued with 1,000,000 options to acquire Shares.

The options are exercisable at $0.30 each, and will expire 5 years from the date of their issue, subject to the lapse of any unexercised options:

(a) Immediately after the executive ceases to be an employee of the Company if he resigns within two years from the date of issue; and

(b) At the expiration of 60 days after the executive ceases to be an employee of the Company be reason of death, resignation or dismissal for redundancy of the executive.

The options are not transferable, other than to an associate.

11.3 DIRECTORS' DEEDS OF INDEMNITY AND ACCESS

The company intends to enter into a deed of indemnity and access with each of its Directors. The deeds also provide for access to Board papers.

12.1 RIGHTS ATTACHING TO SHARES

The rights, privileges and restrictions attaching to Shares can be summarised as follows:

(a) General Meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act and the Constitution of the Company.

(b) Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at general meetings of shareholders or classes of shareholders:

(i) each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii) on a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii) on a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share, but in respect of partly paid shares shall have such number of votes as bears the same proportion to the total of such shares registered in the shareholder's name as the amount paid (not credited) bears to the total amounts paid and payable (excluding amounts credited).

(c) Dividend Rights

Subject to the rights of persons (if any) entitled to shares with special rights to dividend the Directors may declare a final dividend out of profits in accordance with the Corporations Act and may authorise the payment or crediting by the Company to the shareholders of such a dividend. The Directors may authorise the payment or crediting by the Company to the shareholders of such interim dividends as appear to the Directors to be justified by the profits of the Company. Subject to the rights of persons (if any) entitled to shares with special rights as to dividend all dividends are to be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid. Interest may not be paid by the Company in respect of any dividend, whether final or interim.

(d) Winding-Up

If the Company is wound up, the liquidator may, with the authority of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the authority of a special resolution of the Company, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability. Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to members, shares classified by ASX as restricted securities at the time of the commencement of the winding up shall rank in priority after all other shares.

(e) Transfer of Shares

Generally, shares in the Company are freely transferable, subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act or the Listing Rules.

(f) Variation of Rights

Pursuant to Section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up may be varied or abrogated with the consent in writing of the holders of three-quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

12.2 DISCLOSURE OF INTERESTS

Directors are not required under the Company's Constitution to hold any Shares. The Directors have relevant interests in securities as set out in the table below:

Director	Shares	Options
Jonathan Charles Downes	1,500,000	1,000,000[1]
Adrian Paul Byass	1,500,000	1,000,000[1]
Peter Bennetto	350,000	
Greg Campbell	150,000	

[1] The Options will be issued upon the Company being reasonably satisfied that it will satisfy the pre-quotation conditions imposed by ASX for admission of the Company to the Official List (refer to Section 11.2 of this Prospectus).

12.3 REMUNERATION

The Company's Constitution provides that the remuneration of non-executive Directors will be not more than the aggregate fixed sum determined by the Directors prior to the Company's first annual general meeting. The aggregate remuneration for non-executive Directors has been set at an amount not to exceed $100,000 per annum. This amount may only be increased with the approval of Shareholders at a general meeting.

Mr Bennetto is entitled to fees of $50,000 per annum for acting as Non-Executive Chairman of the Company. Mr Campbell is entitled to non-executive Director's fees of $25,000 per annum.

The remuneration of executive Directors will be fixed by the Directors and may be paid by way of fixed salary or consultancy fee (refer to Section 11.2 of this Prospectus).

12.4 FEES AND BENEFITS

Other than as set out below or elsewhere in this Prospectus, no:

(a) Director of the Company;

(b) person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of this Prospectus;

(c) promoter of the Company; or

(d) underwriter (but not a sub-underwriter) to the issue or a financial services licensee named in the Prospectus as a financial services licensee involved in the issue,

has, or had within 2 years before lodgement of this Prospectus with the ASIC, any interest in:

(i) the formation or promotion of the Company;

(ii) any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the offer of Shares under this Prospectus; or

(iii) the offer of Shares under this Prospectus,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any of those persons as an inducement to become, or to qualify as, a Director of the Company or for services rendered in connection with the formation or promotion of the Company or the offer of Shares under this Prospectus.

Mack & Co has acted as auditor and Investigating Accountant and has prepared an Investigating Accountant's Report which has been included in Section 8 of this Prospectus. The Company estimates it will pay Mack & Co a total of $5,500 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Mack & Co has also received $358 in other fees, and is entitled to $1,750 for other work performed for the Company.

Steinepreis Paganin has acted as the solicitors to the Company in relation to the Offer, has prepared a Solicitor's Report on Tenements which has been included in

Section 9 of this Prospectus and has been involved in due diligence enquiries on legal matters. The Company estimates it will pay Steinepreis Paganin $15,000 for these services. Subsequently, fees will be charged in accordance with normal charge out rates. During the 24 months preceding lodgement of this Prospectus with the ASIC, Steinepreis Paganin has not received any other fees for legal services.

Ravensgate has acted as the Independent Geologist and has prepared an Independent Geologist's Report which has been included in Section 7 of this Prospectus. The Company estimates that it will pay Ravensgate a total of $15,000 for these services. During the 24 months preceding lodgement of this Prospectus with the ASIC, Ravensgate has not received any other fees from the Company.

12.5 CONSENTS

Each of the parties referred to in this section:

(a) does not make, or purport to make, any statement in this Prospectus other than those referred to in this section; and

(b) to the maximum extent permitted by law, expressly disclaim and take no responsibility for any part of this Prospectus other than a reference to its name and a statement included in this Prospectus with the consent of that party as specified in this section.

Mack & Co has given their written consent to being named as auditor and Investigating Accountant in this Prospectus and to the inclusion of the Investigating Accountant's Report in Section 8 in the form and context in which the report is included. Mack & Co has not withdrawn its consent prior to lodgement of this Prospectus with the ASIC.

Steinepreis Paganin has given its written consent to being named as the solicitor to the Company in this Prospectus and to the inclusion of the Solicitor's Report on Tenements in Section 9 in the form and context in which the report is included. Steinepreis Paganin has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

Ravensgate has given its written consent to being named as the Independent Geologist to the Company in this Prospectus and to the inclusion of the Independent Geologist's Report in Section 7 in the form and context in which the report is included. Ravensgate has not withdrawn its consent prior to the lodgement of this Prospectus with the ASIC.

12.6 RESTRICTED SECURITIES

ASX has indicated that certain existing security holders may be required to enter into agreements which restrict dealings in securities held by them. These agreements will be entered into in accordance with the Listing Rules.

12.7 EXPENSES OF THE OFFER

The total expenses of the Offer are estimated to be approximately $224,700 and are expected to be applied towards the items set out in the table below:

Item of Expenditure	Amount ($)
ASIC fees	$2,010
ASX fees	$20,000
Advisers' fees	$38,000
Capital Raising fees (up to)	$120,000
Printing	$10,000
Miscellaneous	$34,690
TOTAL	$224,700

12.8 LITIGATION

As at the date of this Prospectus, the Company is not involved in any legal proceedings and the Directors are not aware of any legal proceedings pending or threatened against the Company.

12.9 ELECTRONIC PROSPECTUS

Pursuant to Class Order 00/044, the ASIC has exempted compliance with certain provisions of the Corporations Act to allow distribution of an electronic prospectus and electronic application form on the basis of a paper prospectus lodged with the ASIC, and the publication of notices referring to an electronic prospectus or electronic application form, subject to compliance with certain conditions.

If you have received this Prospectus as an electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the relevant application forms. If you have not, please email the Company at administration@ironbarkgold.com.au and the Company will send you, for free, either a hard copy or a further electronic copy of the Prospectus or both. Alternatively, you may obtain a copy of the Prospectus from the Company's website at www.ironbarkgold.com.au

The Company reserves the right not to accept an application form from a person if it has reason to believe that when that person was given access to the electronic application form, it was not provided together with the electronic Prospectus and any relevant supplementary or replacement prospectus or any of those documents were incomplete or altered.

12.10 TAXATION

The acquisition and disposal of Shares in the Company will have tax consequences, which will differ depending on the individual financial affairs of each investor. All potential investors in the Company are urged to obtain independent financial advice about the consequences of acquiring Shares from a taxation viewpoint and generally.

To the maximum extent permitted by law, the Company, its officers and each of their respective advisors accept no liability and responsibility with respect to the taxation consequences of subscribing for Shares under this Prospectus.

12.11 FORECASTS

The Company is an exploration company with the intention to become a base metal/gold producer in the medium term. Given the speculative nature of exploration, mineral development and production, there are significant uncertainties associated with forecasting future revenue. On this basis, the Directors believe that reliable forecasts can not be prepared and accordingly have not included forecasts in this Prospectus.



13 DIRECTORS' AUTHORISATION

This Prospectus is issued by the Company and its issue has been authorised by a resolution of the Directors.

In accordance with Section 720 of the Corporations Act, each Director has consented to the lodgement of this Prospectus with the ASIC.

Jonathan Downes
For and on behalf of Ironbark Gold Limited

Where the following terms are used in this Prospectus they have the following meanings:

A$ or $
an Australian dollar.

Application Form
the application form accompanying this Prospectus relating to the Offer.

ASIC
Australian Securities & Investments Commission.

ASX
Australian Stock Exchange Limited (ABN 98 008 624 691).

Board
the board of Directors as constituted from time to time.

Business Day
a week day when trading banks are ordinarily open for business in Perth, Western Australia.

Company or Ironbark
Ironbark Gold Limited (ABN 118 751 027).

Closing Date
the closing date of the Offer as set out in Section 3.3.

Constitution
the constitution of the Company.

Corporations Act
the Corporations Act 2001 (Cth).

Directors
the directors of the Company at the date of this Prospectus.

Exposure Period
the period of 7 days after the date of lodgement of this *Prospectus*, which period may be extended by the ASIC by not more than 7 days pursuant to Section 727(3) of the Corporations Act.

Listing Rules
the official listing rules of ASX.

Offer
the offer of Shares pursuant to this Prospectus as outlined in Section 4.

Official List
the Official List of ASX.

Official Quotation
official quotation by ASX in accordance with the Listing Rules.

Prospectus
this prospectus.

Share
a fully paid ordinary share in the capital of the Company.

Share Registry
Security Transfer Registrars Pty Ltd.

Shareholder
a holder of Shares.

Tenements
the tenements set out in Part I of the Solicitor's Report on Tenements in Section 9 of this Prospectus.

WST
Western Standard Time, Perth, Western Australia.

APPLICATION FORM

IRONBARK GOLD LIMITED

ACN 118 751 027

The securities to which this application form (Application Form) relates are fully ordinary paid shares (Shares) in the capital of Ironbark Gold Limited (Company). A prospectus containing information regarding an investment in Shares was lodged with the Australian Securities and Investments Commission on 30 June 2006 (Prospectus). The Prospectus will expire on that date which is 13 months after the date it was lodged with the ASIC. While the Prospectus is current, the Company will send paper copies of the Prospectus, any supplementary documents and the Application Form, *free of charge* to any person upon request. You should read the Prospectus before applying for Shares. A person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary document.

NOTES

APPLICATION FORM

IRONBARK GOLD LIMITED. ACN 118 751 027

The securities to which this application form **(Application Form)** relates are fully ordinary paid shares **(Shares)** in the capital of Ironbark Gold Limited **(Company)**. A prospectus containing information regarding an investment in Shares was lodged with the Australian Securities and Investments Commission on 30 June 2006 (Prospectus). The Prospectus will expire on that date which is 13 months after the date it was lodged with the ASIC. While the Prospectus is current, the Company will send paper copies of the Prospectus, any supplementary documents and the Application Form, free of charge to any person upon request. You should read the Prospectus before applying for Shares. A person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary document.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

Full Name (Please Print)

Title | Given Name(s) | Surname/Company Name

Joint Applicant #2 or <designated account>

Joint Applicant #3 or <designated account>

Postal Address (Please Print)

Street No | Street Name

Town/Suburb | State | Post Code

ABN, Tax File Number or Exemption

Applicant #1 | Applicant #2 | Applicant #3

CHESS HIN or Existing SRN (where applicable)

Number of shares applied for | **Application money enclosed at 20 cents per share**

A$

I/We whose full name(s) and address appear above hereby apply for the number of Shares shown above (to be allocated to me/us by the Company in respect of this Application) under the Prospectus on the terms set out in the Prospectus.

Cheque Details:

Drawer | Bank | BSB or Branch | Amount

My/Our contact numbers in the case of inquiry are:

Telephone | Facsimile

Cheques should be made payable to:
"Ironbark Gold Limited - Share Offer Account", crossed "NOT NEGOTIABLE".

Cheques and completed Application Forms should be forwarded, to arrive no later than 5:00pm on 4 August 2006 (or such other date as is determined by the Directors) to Security Transfer Registrars:

Ironbark Gold Limited
C/- Security Transfer Registrars
PO Box 535, APPLECROSS WA 6153

OR

Ironbark Gold Limited
C/- Security Transfer Registrars
Suite 1, Alexandrea House
770 Canning Highway, APPLECROSS WA 6153

If an applicant has any questions on how to complete this Application Form, please telephone Securities Transfer Registrars on (08) 9315 2233.

A. Application for Shares

The Application Form must only be completed in accordance with instructions included in Prospectus.

B. Name of Applicant

Write the Applicant's FULL NAME. This must be either an individual's name or the name of a company. Please refer to the bottom of this page for the correct form of registrable title. Applications using the incorrect form of registrable title may be rejected.

C. Name of Joint Applicants or Account Designation

If JOINT APPLICANTS are applying, up to three joint Applicants may register. If applicable, please provide details of the Account Designation in brackets. Please refer to the bottom of this page for instructions on the correct form of registrable title.

D. Address

Enter the Applicant's postal address for all correspondence. If the postal address is not within Australia, please specify Country after City/Town.

E. Contact Details

Please provide a contact name and daytime telephone number so that the Company can contact the Applicant if there is an irregularity regarding the Application Form.

F. CHESS HIN or existing SRN Details

The Company participates in CHESS. If the Applicant is already a participant in this system, the Applicant may complete this section with their existing CHESS HIN. If the applicant is an existing shareholder with an Issuer Sponsored account, the SRN for this existing account may be used. Otherwise leave the section blank and the Applicant will receive a new Issuer Sponsored account and statement.

G. Cheque Details

Make cheques payable to "Ironbark Gold Limited - Share Offer Account" in Australian currency and cross them "Not Negotiable". Cheques must be drawn on an Australian Bank. The amount of the cheque should agree with the amount shown on the Application Form.

H. Declaration

This Application Form does not need to be signed. By lodging this Application Form and a cheque for the application money this Applicant hereby:

(1) applies for the number of Shares specified in the Application Form or such lesser number as may be allocated by the Directors;

(2) agrees to be bound by the constitution of the Company;

(3) authorises the directors of the Company to complete or amend this Application Form where necessary to correct any errors or omissions;

(4) acknowledges that he/she has received a copy of the Prospectus attached this Application Form or a copy of the Application Form before applying for the Shares; and

(5) acknowledges that he/she will not provide another person with this Application Form unless it is attached to or accompanied by the Prospectus.

CORRECT FORMS OF REGISTRABLE TITLE

Note that ONLY legal entities are allowed to hold securities. Application Forms must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname is required for each natural person. Application Forms cannot be completed by persons under 18 years of age. Examples of the correct form of registrable title are set out below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual - Use given names in full, not initials	Mr John Alfred Smith	J A Smith
Company - Use the company's full title, not abbreviations	ABC Pty Ltd	ABC P/L or ABC Co
Joint Holdings Use full and complete names	Mr Peter Robert Williams & Ms Louise Susan Williams	Peter Robert & Louise S Williams
Trusts Use the trustee(s) personal name(s)	Mrs Susan Jane Smith <Sue Smith Family A/C>	Sue Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Jane Mary Smith & Mr Frank William Smith <Est John Smith A/C>	Estate of late John Smith or John Smith Deceased
Minor (a person under the age of 18) Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Master Peter Smith
Partnerships Use the partners' personal names	Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C>	John Smith and Son
Long Names	Mr John William Alexander Robertson-Smith	Mr John W A Robertson-Smith
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use the name of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>	Jane Smith Pty Ltd Superannuation Fund

THE MAN FROM IRONBARK

It was the man from Ironbark who struck the Sydney town,
He wandered over street and park, he wandered up and down,
He loitered here, he loitered there, till he was like to drop,
Until at last in sheer despair he sought a barber's shop.
"Ere! shave my beard and whiskers off, I'll be a man of mark,
I'll go and do the Sydney toff up home in Ironbark.'

The barber man was small and flash, as barbers mostly are,
He wore a strike-your-fancy sash, he smoked a huge cigar:
He was a humorist of note and keen at repartee,
He laid the odds and kept a 'tote', whatever that may be,
And when he saw our friend arrive, he whispered 'Here's a lark!
Just watch me catch him all alive, this man from Ironbark.'

There were some gilded youths that sat along the barber's wall,
Their eyes were dull, their heads were flat, they had no brains at all;
To them the barber passed the wink, his dexter eyelid shut,
'I'll make this bloomin' yokel think his bloomin' throat is cut.'
And as he soaped and rubbed it in he made a rude remark:
'I s'pose the flats is pretty green up there in Ironbark.'

A grunt was all reply he got; he shaved the bushman's chin,
Then made the water boiling hot and dipped the razor in.
He raised his hand, his brow grew black, he paused awhile to gloat,
Then slashed the red-hot razor-back across his victim's throat;
Upon the newly shaven skin it made a livid mark -
No doubt it fairly took him in - the man from Ironbark.

He fetched a wild up-country yell might wake the dead to hear,
And though his throat, he knew full well, was cut from ear to ear,
He struggled gamely to his feet, and faced the murd'rous foe:
'You've done for me! you dog, I'm beat! one hit before I go!
I only wish I had a knife, you blessed murdering shark!
But you'll remember all your life, the man from Ironbark.'

He lifted up his hairy paw, with one tremendous clout
He landed on the barber's jaw, and knocked the barber out.
He set to work with tooth and nail, he made the place a wreck;
He grabbed the nearest gilded youth, and tried to break his neck.
And all the while his throat he held to save his vital spark,
And 'Murder! Bloody Murder!' yelled the man from Ironbark.

A peeler man who heard the din came in to see the show;
He tried to run the bushman in, but he refused to go.
And when at last the barber spoke, and said, "Twas all in fun -
'Twas just a little harmless joke, a trifle overdone.'
'A joke!' he cried, 'By George, that's fine; a lively sort of lark;
I'd like to catch that murdering swine some night in Ironbark.'

And now while round the shearing floor the list'ning shearers gape,
He tells the story o'er and o'er, and brags of his escape.
'Them barber chaps what keeps a tote, By George, I've had enough,
One tried to cut my bloomin' throat, but thank the Lord it's tough.'
And whether he's believed or no, there's one thing to remark,
That flowing beards are all the go way up in Ironbark.

by A.B. Patterson

IRONBARK GOLD LIMITED

Level 2, 16 Altona Street
West Perth WA, 6005

Telephone: (08) 9481 5600
Facsimile: (08) 9482 0505

www.ironbarkgold.com.au

END